

October 10, 2024

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

  **RE:**  **MIAX PEARL, LLC ("Pearl")**
      **Amendment 2024-23 to Form 1 Application**

Dear Sir/Madam:

  Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2024-23 to the Form 1 Application of Pearl, which includes the following changes:

    Exhibit C – Minneapolis Grain Exchange, LLC updated to reflect name change to MIAX Futures Exchange, LLC; MIAX Futures Holdco, LLC updated to reflect name change to MIAX Global Derivatives, LLC

  Please do not hesitate to contact me if you have any questions in connection with this matter.

       Sincerely,

       *Barbara J. Comly*

       Barbara J. Comly
       EVP, General Counsel & Corporate Secretary

Enclosure
cc:  Marlene Olsen

| Form 1<br>Page 1<br>Execution<br>Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,<br>REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION<br>FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed<br>(MM/DD/YY):<br><br>10/10/24 | OFFICIAL<br>USE<br>ONLY |
|---|---|---|---|

**Warning:** Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION                    ☒ AMENDMENT

1. State the name of the applicant:  MIAX PEARL, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):  7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

24003463

4. Provide the applicant's business telephone and facsimile number:
   Telephone:  609-897-7300;  Facsimile:  609-987-2210

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   MIAX PEARL, LLC
   7 Roszel Road, Suite 1A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends:  December 31

8. Indicate legal status of applicant:  ☐ Corporation    ☐ Sole Proprietorship    ☐ Partnership
   ☒ Limited Liability Company    ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 02/11/16        (b) State/Country of formation:  Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

**EXECUTION:** The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date:  October 10, 2024            By: _____
                                       Barbara J. Comly
                                       EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 10th day of October, 2024.

_____
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2024

**This page must always be completed in full with original, manual signature and notarization.**
**Affix notary stamp or seal where applicable.**

# EXHIBIT C

**Exhibit Request:**

**For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:**

1. **Name and address of organization.**

2. **Form of organization (e.g., association, corporation, partnership, etc.).**

3. **Name of state and statute citation under which organized. Date of incorporation in present form.**

4. **Brief description of nature and extent of affiliation.**

5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**

6. **A copy of the constitution.**

7. **A copy of the articles of incorporation or association including all amendments.**

8. **A copy of existing by-laws or corresponding rules or instruments.**

9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**

10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

**Response:**

## A. MIAMI INTERNATIONAL HOLDINGS, INC.

1. *Name*:  Miami International Holdings, Inc.
   *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*:  Corporation.

3. *Name of state, statute under which organized and date of incorporation*:  Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on November 14, 2007.

4. *Brief description of nature and extent of affiliation*:  MIAX PEARL, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc. ("MIH").

5. *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds 100% of the equity of:
   - Miami International Securities Exchange, LLC;
   - MIAX PEARL, LLC;
   - MIAX Emerald, LLC;
   - MIAX Sapphire, LLC;
   - Miami International Technologies, LLC;
   - MIAX Global Derivatives, LLC, the sole member and owner of 100% of the equity and voting securities of (i) M 402 Holdings, LLC, which is the sole member and owner of 100% of the equity and voting securities of MIAX Futures Exchange, LLC, and (ii) M 7 Holdings, LLC, which is the sole member and owner of 100% of the equity and voting securities of LedgerX LLC d/b/a MIAX Derivatives Exchange;
   - M 9 Holdings, LLC, the owner of 51% of the outstanding membership interests in ConvexityShares, LLC;
   - The Bermuda Stock Exchange;
   - MGEX Real Estate Holdings, LLC;
   - MIAX Global, LLC;
   - MIAX Products, LLC;
   - Dorman Trading, LLC; and
   - MIH East Holdings, Limited.

   Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated By-Laws dated June 27, 2015 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

   ### Officers of Miami International Holdings, Inc.

   | Name | Title |
   |---|---|
   | Thomas P. Gallagher | Chairman and Chief Executive Officer |
   | Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |
   | Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
   | Lance Emmons | Executive Vice President and Chief Financial Officer |
   | Edward Deitzel | Executive Vice President and Chief Regulatory Officer |
   | Shelly Brown | Executive Vice President – Strategic Planning and Business Development |
   | Harish Jayabalan | Executive Vice President – Chief Risk Officer and Chief Information Security Officer |

| Name | Title |
| --- | --- |
| John Smollen | Executive Vice President – Head of Exchange Traded Products and Strategic Relations |
| Randy Foster | Executive Vice President – Business Systems Development |
| Matthew Rotella | Executive Vice President – Chief Technology Officer |
| Joseph W. Ferraro III | Senior Vice President – Deputy General Counsel |
| Deborah Carroll | Senior Vice President – Associate General Counsel and Assistant Corporate Secretary |
| Kelli Annequin | Senior Vice President – Chief Marketing Officer |
| Joseph Bracco | Senior Vice President – Head of Sales |
| Kelly Brown | Senior Vice President – Derivative Products and Business Development |
| Steven F. Ivey | Senior Vice President – Futures Risk Management |
| Rodney Hester | Senior Vice President – Systems Infrastructure |
| Amy Neiley-Avayou | Senior Vice President – Trading Operations and Listings |
| Paul Anders (Andy) Nybo | Senior Vice President – Chief Communications Officer |
| Vinay Rao | Senior Vice President – Trading Systems Development |
| Siddharth Sahoo | Senior Vice President – Trading Systems Development |
| Charles Blades | Vice President – Controller |
| Todd Borneman | Vice President – Data Services |
| Kateryna Brezitska | Vice President – Equities Planning and Development |
| Margo Bailey | Vice President – Senior Counsel |
| Liang Cao | Vice President – Business Systems Development |
| Jonathan Dowd | Vice President – Business Strategy |
| Mitchell Garfinkel | Vice President – Finance |
| Carlo Giansanti | Vice President – Vendor Management |
| Lindsay R. Hopkins | Vice President – Senior Counsel |
| Daniel Hsu | Vice President – Exchange Pricing & Business Analysis |
| Joseph P. Kamnik | Vice President – Senior Counsel |
| Gamini Karunaratne | Vice President – Network Engineering & Data Center Operations |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Gerard (Chaz) Palmeri | Vice President – Systems Operations |
| Dominique Prunetti Miller | Vice President – Human Resources and Corporate Relations |
| Christopher Solgan | Vice President – Senior Counsel |
| Peter D. Sparby | Vice President – Counsel |
| Tia Toms | Vice President – Administration |
| Gregory Ziegler | Vice President – Senior Counsel |
| Katherine Comly | Assistant Vice President, Associate Counsel and Director of ESG |
| Alessandra Corona | Assistant Vice President – Associate Counsel |
| Tatiana Kitaigorovski | Assistant Vice President – Associate Counsel |
| Matt Leisen | Assistant Vice President – Counsel |

| Name | Title |
|---|---|
| Zachary G. Pendleton | Assistant Vice President – Privacy and Data Governance Counsel |
| Priya Rege | Assistant Vice President – Business Systems Development |
| Michael Slade | Assistant Vice President – Associate Counsel |

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc.  Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

### *Directors of Miami International Holdings, Inc.*

| Directors |
|---|
| Thomas P. Gallagher (Chair) |
| Talal Jassim Al-Bahar |
| Abdulwahab Ahmad Al-Nakib |
| Michael P. Ameen |
| Albert M. Barro, Jr. |
| John Beckelman |
| Lee Becker |
| Barry J. Belmont |
| Ricardo Blach |
| Christopher Brady |
| Kurt M. Eckert |
| Khaled Magdy El-Marsafy |
| William W. Hopkins |
| Thomas J. Kelly, Jr. |
| Paul Kotos |
| Mark I. Massad |
| Jack G. Mondel |
| Lisa Moore |
| William J. O'Brien III |
| Robert D. Prunetti |
| Mark F. Raymond |
| Douglas M. Schafer Jr. |
| Cynthia Schwarzkopf |
| Paul V. Stahlin |
| J. Gray Teekell |
| Jassem Hassan Zainal |

Directors of Miami International Holdings, Inc. serve one year terms.

***Committees of Miami International Holdings, Inc.***

| Audit Committee |
| --- |
| Paul V. Stahlin (Chair) |
| Michael P. Ameen |
| Khaled Magdy El-Marsafy |
| Robert D. Prunetti |

| Compensation Committee |
| --- |
| Talal Jassim Al-Bahar (Chair) |
| Christopher D. Brady |
| Thomas J. Kelly, Jr. |
| Mark F. Raymond |
| J. Gray Teekell |

| Risk Committee |
| --- |
| Lisa Moore (Chair) |
| Kurt M. Eckert |
| Paul V. Stahlin |

10.  *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.

## B.  MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

1.  *Name*:  Miami International Securities Exchange, LLC
    *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.  *Form of organization*:  Limited Liability Company.

3.  *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 10, 2007.

4.  *Brief description of nature and extent of affiliation:* Miami International Securities Exchange, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.  *Brief description of business or functions*:  Miami International Securities Exchange, LLC ("MIAX") is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX operates a fully electronic options trading platform.

6.  *A copy of the constitution*: Not applicable.

7.  *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8.  *A copy of existing by-laws or corresponding rules or instruments*: The Third Amended and Restated Limited Liability Company Agreement dated November 12, 2020, and Amended and Restated By-Laws dated November 12, 2020 are attached.

9.  *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

### Officers of Miami International Securities Exchange, LLC

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer/President |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer/Treasurer |
| Edward Deitzel | Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer |
| Shelly Brown | Executive Vice President – Strategic Planning and Business Development |
| Harish Jayabalan | Executive Vice President – Chief Risk Officer and Chief Information Security Officer |
| John Smollen | Executive Vice President – Head of Exchange Traded Products and Strategic Relations |
| Randy Foster | Executive Vice President – Business Systems Development |
| Matthew Rotella | Executive Vice President – Chief Technology Officer |
| Joseph W. Ferraro III | Senior Vice President – Deputy General Counsel |
| Deborah Carroll | Senior Vice President – Associate General Counsel and Assistant Corporate Secretary |
| Kelli Annequin | Senior Vice President – Chief Marketing Officer |
| Joseph S. Bracco | Senior Vice President – Head of Sales |
| Rodney Hester | Senior Vice President – Systems Infrastructure |
| Amy Neiley-Avayou | Senior Vice President – Trading Operations and Listings |
| Paul Anders (Andy) Nybo | Senior Vice President – Chief Communications Officer |
| Vinay Rao | Senior Vice President – Trading Systems Development |
| Siddharth Sahoo | Senior Vice President – Trading Systems Development |
| Charles Blades | Vice President – Controller |
| Peter Bon Viso | Vice President – Regulatory Counsel |
| Todd Borneman | Vice President – Data Services |
| Kateryna Brezitska | Vice President – Equities Planning and Development |
| Liang Cao | Vice President – Business Systems Development |
| Jonathan S. Dowd | Vice President – Business Strategy |
| Laurence Gardner | Vice President – Regulatory Operations |

| Name | Title |
|------|-------|
| Mitchell Garfinkel | Vice President – Finance |
| Carlo Giansanti | Vice President – Vendor Management |
| Daniel Hsu | Vice President – Exchange Pricing & Business Analysis |
| Joseph P. Kamnik | Vice President – Senior Counsel |
| Gamini Karunaratne | Vice President – Network Engineering & Data Center Operations |
| Ronald Miller | Vice President – Compliance |
| Lawrence O'Leary | Vice President – Regulatory Oversight |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Gerard (Chaz) Palmeri | Vice President – Systems Operations |
| Dominique Prunetti Miller | Vice President – Human Resources and Corporate Relations |
| Christopher Solgan | Vice President – Senior Counsel |
| Christopher Swisher | Vice President – Market Surveillance |
| Tia Toms | Vice President – Administration |
| Gregory Ziegler | Vice President – Senior Counsel |
| Katherine Comly | Assistant Vice President, Associate Counsel and Director of ESG |
| Tatiana Kitaigorovski | Assistant Vice President – Associate Counsel |
| Zachary G. Pendleton | Assistant Vice President – Privacy and Data Governance Counsel |
| Priya Rege | Assistant Vice President – Business Systems Development |
| Michael Slade | Assistant Vice President – Associate Counsel |

The officers of Miami International Securities Exchange, LLC serve until their successors are appointed in accordance with the By-Laws of Miami International Securities Exchange, LLC. Officers of Miami International Securities Exchange, LLC will serve at the direction of the Board of Directors.

### *Directors of Miami International Securities Exchange, LLC*

| Directors |
|-----------|
| Thomas P. Gallagher (Chair) |
| Michael P. Ameen |
| Lindsay L. Burbage |
| Robert Castrignano |
| Marianne Deane |
| John DiBacco, Jr. |
| David Dooman |
| Kurt M. Eckert |
| Leslie Florio |
| Lawrence E. Jaffe |
| Paul Jiganti |

| |
|---|
| John A. Kinahan |
| William V. Looney, Jr. |
| John E. McCormac |
| Robert D. Prunetti |
| Joseph Sellitto |
| Cynthia Schwarzkopf |
| J. Gray Teekell |
| **Observers** |
| John Fischer |

### *Standing Committees of Miami International Securities Exchange, LLC*

| **Audit Committee** |
|---|
| Robert D. Prunetti (Chair) |
| Michael P. Ameen |
| John E. McCormac |

| **Compensation Committee** |
|---|
| J. Gray Teekell (Chair) |
| Robert D. Prunetti |
| Cynthia Schwarzkopf |

| **Regulatory Oversight Committee** |
|---|
| Lindsay L. Burbage (Chair) |
| Leslie Florio |
| Lawrence E. Jaffe |

| **Appeals Committee** |
|---|
| Lawrence Jaffe (Chair) |
| Robert Castrignano |
| Kurt M. Eckert |

| **Technology Committee** |
|---|
| Leslie Florio (Chair) |
| Robert Castrignano |
| Marianne Deane |
| David Dooman |
| Kurt M. Eckert |
| John A. Kinahan |
| John E. McCormac |
| Cynthia Schwarzkopf |
| J. Gray Teekell |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.

## C.  MIAX EMERALD, LLC

1. *Name*:  MIAX Emerald, LLC
   *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*:  Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on January 30, 2018.

4. *Brief description of nature and extent of affiliation*:  MIAX Emerald, LLC ("MIAX Emerald") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Emerald is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Emerald operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated November 12, 2020 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of MIAX Emerald, LLC

| Name | Title |
|------|-------|
| Thomas P. Gallagher | Chairman and Chief Executive Officer/President |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer/Treasurer |
| Edward Deitzel | Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer |
| Shelly Brown | Executive Vice President – Strategic Planning and Business Development |

| Name | Title |
|---|---|
| Harish Jayabalan | Executive Vice President – Chief Risk Officer and Chief Information Security Officer |
| John Smollen | Executive Vice President – Head of Exchange Traded Products and Strategic Relations |
| Randy Foster | Executive Vice President – Business Systems Development |
| Matthew Rotella | Executive Vice President – Chief Technology Officer |
| Joseph W. Ferraro III | Senior Vice President – Deputy General Counsel |
| Deborah Carroll | Senior Vice President – Associate General Counsel and Assistant Corporate Secretary |
| Kelli Annequin | Senior Vice President – Chief Marketing Officer |
| Joseph S. Bracco | Senior Vice President – Head of Sales |
| Rodney Hester | Senior Vice President – Systems Infrastructure |
| Amy Neiley-Avayou | Senior Vice President – Trading Operations and Listings |
| Paul Anders (Andy) Nybo | Senior Vice President – Chief Communications Officer |
| Vinay Rao | Senior Vice President – Trading Systems Development |
| Siddharth Sahoo | Senior Vice President – Trading Systems Development |
| Charles Blades | Vice President – Controller |
| Peter Bon Viso | Vice President – Regulatory Counsel |
| Todd Borneman | Vice President – Data Services |
| Kateryna Brezitska | Vice President – Equities Planning and Development |
| Liang Cao | Vice President – Business Systems Development |
| Jonathan S. Dowd | Vice President – Business Strategy |
| Laurence Gardner | Vice President – Regulatory Operations |
| Mitchell Garfinkel | Vice President – Finance |
| Carlo Giansanti | Vice President – Vendor Management |
| Daniel Hsu | Vice President – Exchange Pricing & Business Analysis |
| Joseph P. Kamnik | Vice President – Senior Counsel |
| Gamini Karunaratne | Vice President – Network Engineering & Data Center Operations |
| Ronald Miller | Vice President – Compliance |
| Lawrence O'Leary | Vice President – Regulatory Oversight |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Gerard (Chaz) Palmeri | Vice President – Systems Operations |
| Dominique Prunetti Miller | Vice President – Human Resources and Corporate Relations |
| Christopher Solgan | Vice President – Senior Counsel |
| Christopher Swisher | Vice President – Market Surveillance |
| Tia Toms | Vice President – Administration |
| Gregory Ziegler | Vice President – Senior Counsel |
| Katherine Comly | Assistant Vice President, Associate Counsel and Director of ESG |
| Tatiana Kitaigorovski | Assistant Vice President – Associate Counsel |

| Name | Title |
|------|-------|
| Zachary G. Pendleton | Assistant Vice President – Privacy and Data Governance Counsel |
| Priya Rege | Assistant Vice President – Business Systems Development |
| Michael Slade | Assistant Vice President – Associate Counsel |

The officers of MIAX Emerald, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX Emerald, LLC. Officers of MIAX Emerald, LLC will serve at the direction of the Board of Directors.

### *Directors of MIAX Emerald, LLC*

| Directors |
|-----------|
| Thomas P. Gallagher (Chair) |
| Lindsay L. Burbage |
| Marianne Deane |
| Kurt M. Eckert |
| David S. Fleming |
| Leslie Florio |
| Kimberly M. Guadagno |
| Richard Herr |
| Paul Jiganti |
| Michael Juneman |
| Joseph M. Kyrillos Jr. |
| John E. McCormac |
| Robert D. Prunetti |
| Liam Smith |

### *Standing Committees of MIAX Emerald, LLC*

| Audit Committee |
|-----------------|
| Robert D. Prunetti (Chair) |
| Joseph M. Kyrillos Jr. |
| John E. McCormac |

| Compensation Committee |
|------------------------|
| Robert D. Prunetti (Chair) |
| Marianne Deane |
| Joseph M. Kyrillos Jr. |

| Regulatory Oversight Committee |
|--------------------------------|
| Lindsay L. Burbage (Chair) |
| Leslie Florio |
| Kimberly M. Guadagno |

| Appeals Committee |
| --- |
| Marianne Deane (Chair) |
| Kurt M. Eckert |
| Paul Jiganti |

| Technology Committee |
| --- |
| Leslie Florio (Chair) |
| Marianne Deane |
| David S. Fleming |
| John E. McCormac |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## D.    MIAX SAPPHIRE, LLC

1. *Name*:  MIAX Sapphire, LLC
   *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*:  Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on April 6, 2023.

4. *Brief description of nature and extent of affiliation*:  MIAX Sapphire, LLC ("MIAX Sapphire") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*:  MIAX Sapphire is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended.  MIAX Sapphire intends to operate a fully electronic options trading platform as well as a trading floor in Miami, Florida.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated April 6, 2023 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated July 10, 2024 and By-Laws dated July 10, 2024 are attached.

9.  *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of MIAX Sapphire, LLC

| Name | Title |
|------|-------|
| Thomas P. Gallagher | Chairman and Chief Executive Officer/President |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer/Treasurer |
| Edward Deitzel | Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer |
| Shelly Brown | Executive Vice President – Strategic Planning and Business Development |
| Harish Jayabalan | Executive Vice President – Chief Risk Officer and Chief Information Security Officer |
| John Smollen | Executive Vice President – Head of Exchange Traded Products and Strategic Relations |
| Randy Foster | Executive Vice President – Business Systems Development |
| Matthew Rotella | Executive Vice President – Chief Technology Officer |
| Joseph W. Ferraro III | Senior Vice President – Deputy General Counsel |
| Deborah Carroll | Senior Vice President – Associate General Counsel and Assistant Corporate Secretary |
| Kelli Annequin | Senior Vice President – Chief Marketing Officer |
| Joseph S. Bracco | Senior Vice President – Head of Sales |
| Rodney Hester | Senior Vice President – Systems Infrastructure |
| Amy Neiley-Avayou | Senior Vice President – Trading Operations and Listings |
| Paul Anders (Andy) Nybo | Senior Vice President – Chief Communications Officer |
| Vinay Rao | Senior Vice President – Trading Systems Development |
| Siddharth Sahoo | Senior Vice President – Trading Systems Development |
| Charles Blades | Vice President – Controller |
| Peter Bon Viso | Vice President – Regulatory Counsel |
| Todd Borneman | Vice President – Data Services |
| Kateryna Brezitska | Vice President – Equities Planning and Development |
| Liang Cao | Vice President – Business Systems Development |
| Jonathan S. Dowd | Vice President – Business Strategy |
| Laurence Gardner | Vice President – Regulatory Operations |
| Mitchell Garfinkel | Vice President – Finance |
| Carlo Giansanti | Vice President – Vendor Management |
| Daniel Hsu | Vice President – Exchange Pricing & Business Analysis |
| Joseph P. Kamnik | Vice President – Senior Counsel |

| Name | Title |
|------|-------|
| Gamini Karunaratne | Vice President – Network Engineering & Data Center Operations |
| Ronald Miller | Vice President – Compliance |
| Lawrence O'Leary | Vice President – Regulatory Oversight |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Gerard (Chaz) Palmeri | Vice President – Systems Operations |
| Dominique Prunetti Miller | Vice President – Human Resources and Corporate Relations |
| Christopher Solgan | Vice President – Senior Counsel |
| Christopher Swisher | Vice President – Market Surveillance |
| Tia Toms | Vice President – Administration |
| Gregory Ziegler | Vice President – Senior Counsel |
| Katherine Comly | Assistant Vice President, Associate Counsel and Director of ESG |
| Tatiana Kitaigorovski | Assistant Vice President – Associate Counsel |
| Zachary G. Pendleton | Assistant Vice President – Privacy and Data Governance Counsel |
| Priya Rege | Assistant Vice President – Business Systems Development |
| Michael Slade | Assistant Vice President – Associate Counsel |

### *Directors of MIAX Sapphire, LLC*

| Directors |
|-----------|
| Thomas P. Gallagher (Chair) |
| Michael P. Ameen |
| Lindsay L. Burbage |
| Marianne Deane |
| Leslie Florio |
| Michael Gorczowski |
| Kenneth Lozier |
| John E. McCormac |
| Robert D. Prunetti |
| David Silber |

### *Standing Committees of MIAX Sapphire, LLC*

| Appeals Committee |
|-------------------|
| Marianne Deane (Chair) |
| Michael Gorczowski |
| David Silber |

| Audit Committee |
| --- |
| Robert D. Prunetti (Chair) |
| Michael P. Ameen |
| John E. McCormac |

| Compensation Committee |
| --- |
| Lindsay L. Burbage (Chair) |
| Marianne Deane |
| Robert D. Prunetti |

| Regulatory Oversight Committee |
| --- |
| Lindsay L. Burbage (Chair) |
| Leslie Florio |
| Kenneth Lozier |

| Technology Committee |
| --- |
| Leslie Florio (Chair) |
| Marianne Deane |
| John E. McCormac |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## E.   MIAMI INTERNATIONAL TECHNOLOGIES, LLC

1. *Name*:  Miami International Technologies, LLC
*Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*:  Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*:  Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*:  MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*:  The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of Miami International Technologies, LLC

| Name | Title |
| --- | --- |
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Douglas M. Schafer Jr. | President and Chief Information Officer |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |
| Harish Jayabalan | Executive Vice President – Chief Information Security Officer |
| Matthew Rotella | Executive Vice President – Chief Technology Officer |
| Randy Foster | Executive Vice President – Business Systems Development |
| Deborah Carroll | Senior Vice President – Associate General Counsel and Assistant Corporate Secretary |
| Rodney Hester | Senior Vice President – Systems Infrastructure |
| Charles Blades | Vice President – Controller |
| Mitchell Garfinkel | Vice President – Finance |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Tia Toms | Vice President – Administration |

### Directors of Miami International Technologies, LLC

| Directors |
| --- |
| Thomas P. Gallagher |

10.  *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.

## F.   MIAX GLOBAL DERIVATIVES, LLC

1.   *Name*:  MIAX Global Derivatives, LLC(formerly MIAX Futures Holdco, LLC)
     *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.   *Form of organization*:  Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:  Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on March 12, 2024.

4.   *Brief description of nature and extent of affiliation*:  MIAX Global Derivatives, LLC ("MIAX Global Derivatives") is wholly-owned by Miami International Holdings, Inc., which is the

applicant's 100% owner. M 402 Holdings, LLC, and M 7 Holdings, LLC, are wholly-owned subsidiaries of MIAX Global Derivatives.

5.   *Brief description of business or functions*: MIAX Global Derivatives is a holding company for futures businesses.

6.   *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated March 12, 2024 and Certificate of Amendment dated October 4, 2024 are attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 4, 2024 is attached.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of MIAX Global Derivatives, LLC

| Name | Title |
| --- | --- |
| Thomas P. Gallagher | Chairman |
| Troy McDonald Kane | Chief Executive Officer |
| Joseph W. Ferraro III | President |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |
| Daniel J. Brill | Vice President – Strategic Planning and Business Development |
| Kaitlin Meyer | Vice President – Chief Commercial Officer |

### Directors of MIAX Global Derivatives, LLC

| Directors |
| --- |
| Thomas P. Gallagher |

10.   *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.

## G.   M 9 HOLDINGS, LLC

1.   *Name*:  M 9 Holdings, LLC (formerly MIAX Futures, LLC)
     *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.   *Form of organization*:  Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: M 9 Holdings, LLC ("M 9 ") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: M 9 is the owner of 51% of the outstanding membership interests in ConvexityShares, LLC.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated April 25, 2024 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Third Amended and Restated Limited Liability Company Agreement dated May 1, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of M 9 Holdings, LLC

| Name | Title |
|------|-------|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |

### Directors of M 9 Holdings, LLC

| Directors |
|-----------|
| Thomas P. Gallagher (Chair) |
| Kurt M. Eckert |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## H.   THE BERMUDA STOCK EXCHANGE

1. *Name*:  The Bermuda Stock Exchange
   *Address*:  110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2. *Form of organization*:  A body corporate incorporated pursuant to The Bermuda Stock Exchange Act 1992.

3.  *Name of state, statute under which organized and date of incorporation*:  Bermuda, The Bermuda Stock Exchange Company Act 1992, on March 10, 1993.

4.  *Brief description of nature and extent of affiliation*:  Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX").

5.  *Brief description of business or functions*: Stock Exchange located in Pembroke, Bermuda.

6.  *A copy of the constitution*:  Not applicable.

7.  *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated March 10, 1993, is attached.

8.  *A copy of existing by-laws or corresponding rules or instruments*:  The Amended and Restated Bye-Laws dated July 21, 2003, are attached.

9.  *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

**Officers of The Bermuda Stock Exchange**

| Name | Title |
|---|---|
| Gregory A. Wojciechowski | President & Chief Executive Officer |
| Gregory A. Wojciechowski | Secretary |
| Ailish Bryne | Chief Compliance Officer |
| Jacintha Pogson-Hughes | Chief Administration Officer |

**Council (Directors) of The Bermuda Stock Exchange**

| Council |
|---|
| Thomas P. Gallagher (Chair) |
| David Brown (Deputy Chair) |
| Jeff Conyers |
| Marianne Deane |
| Kurt M. Eckert |
| Caroline Kennedy |
| Mark Massad |
| Michael Neff |
| Robert D. Prunetti |
| Cynthia Schwarzkopf |
| Eric Sites |
| Murray Stahl |
| Gregory A. Wojciechowski |

### *Committees of The Bermuda Stock Exchange*

| Business Development Committee |
| --- |
| Eric Sites |
| Jeff Conyers |
| Michael Neff |
| Gregory A. Wojciechowski |

| Compensation Committee |
| --- |
| Thomas P. Gallagher |
| David Brown |
| Jeff Conyers |
| Michael Neff |

| Executive Management Committee |
| --- |
| Thomas P. Gallagher |
| David Brown |
| Jeff Conyers |
| Michael Neff |

| Listing Committee |
| --- |
| Dudley Cottingham |
| Sharon Beesley |
| Miguel DaPonte |
| Gregory A. Wojciechowski |
| Gavin Woods |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## I.   BSD NOMINEE LIMITED

1. *Name*:  BSD Nominee Limited
   *Address*:  110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2. *Form of organization*:   A body corporate incorporated pursuant to Bermuda, The Companies Act 1981.

3. *Name of state, statute under which organized and date of incorporation*:  Organized in Bermuda under The Companies Act 1981 on October 24, 2001. Registered in Bermuda under Section 14 of The Companies Act 1981 on November 1, 2001.

4. *Brief description of nature and extent of affiliation*:  Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of

The Bermuda Stock Exchange ("BSX"). BSX is the owner of 100% of the outstanding shares of BSD Nominee Limited.

5.  *Brief description of business or functions*: To be the legal owner of shares held for the benefit of account holders of the Bermuda Securities Depository of BSX and to provide nominee services in relation to such shares.

6.  *A copy of the constitution*:  Not applicable.

7.  *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated October 24, 2001, and related documents is attached.

8.  *A copy of existing by-laws or corresponding rules or instruments*:  Not applicable.

9.  *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

    ### Officers of BSD Nominee Limited:

    | Name | Title |
    | --- | --- |
    | Gregory A. Wojciechowski | Secretary |

    ### Council (Directors) of BSD Nominee Limited

    | Council |
    | --- |
    | Gregory A. Wojciechowski (Chair) |
    | Ailish Byrne (Deputy Chair) |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## J.    M 402 HOLDINGS, LLC

1.  *Name*:  M 402 Holdings, LLC
    *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.  *Form of organization*:  Limited Liability Company.

3.  *Name of state, statute under which organized and date of incorporation*:  Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 27, 2020.

4.  *Brief description of nature and extent of affiliation*:  Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 402 Holdings, LLC ("M 402").  MIAX Futures Exchange, LLC ("MIAX Futures") is a wholly-owned subsidiary of M 402.

5.  *Brief description of business or functions*: M 402 is a holding company for the equity and voting securities of MIAX Futures.

6.  *A copy of the constitution*: Not applicable.

7.  *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated July 27, 2020 is attached.

8.  *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 4, 2024 and Amended and Restated By-Laws dated June 4, 2024 are attached.

9.  *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

    **<u>Officers of M 402 Holdings, LLC</u>**

    | Name | Title |
    |------|-------|
    | Thomas P. Gallagher | Chairman and Chief Executive Officer |
    | Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
    | Lance Emmons | Executive Vice President and Chief Financial Officer |

    **<u>Directors of M 402 Holdings, LLC</u>**

    | Directors |
    |-----------|
    | Thomas P. Gallagher |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## K.    MIAX FUTURES EXCHANGE, LLC

1.  *Name*:  MIAX Futures Exchange, LLC (formerly Minneapolis Grain Exchange, LLC)
    *Address*:  400 S 4th St, Minneapolis, MN 55415

2.  *Form of organization*:  Limited Liability Company.

3.  *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on April 15, 2010; converted to an LLC (Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)), on December 4, 2020.

4.  *Brief description of nature and extent of affiliation*:  Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 402 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of MIAX Futures Exchange, LLC ("MIAX Futures").

5.  *Brief description of business or functions*: MIAX Futures is a designated contract market and derivatives clearing organization that operates under the regulatory oversight of the Commodity Futures Trading Commission pursuant to Section 5 of the Commodity Exchange Act 7 U.S.C. §7.  MIAX Futures is also registered as a national securities exchange under Section 6(g) of Securities Exchange Act.

6.  *A copy of the constitution*: Not applicable.

7.  *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated October 3, 2024 is attached.

8.  *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 1, 2024 and Amended and Restated Bylaws dated October 1, 2024 are attached.

9.  *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of MIAX Futures Exchange, LLC

| Name | Title |
|---|---|
| Troy McDonald Kane | President |
| Layne G. Carlson | Vice President, Chief Compliance Officer, Chief Regulatory Officer, Treasurer and Secretary |
| James D. Facente, Jr. | Vice President, Head of Clearing Operations and Chief Risk Officer |
| Ethan Ongstad | Vice President, Futures Business Strategy and Chief of Staff |

### Directors of MIAX Futures Exchange, LLC

| Directors |
|---|
| Thomas P. Gallagher (Chair) |
| De'Ana H. Dow |
| Michael V. Dunn |
| Kurt M. Eckert |
| Bradley Griffith |
| Kenneth Lozier |
| Christopher T. Matzdorf |
| Kerry L. Melius |
| Jill E. Sommers |
| Murray Stahl |

***Standing Committees of MIAX Futures Exchange, LLC***

| Executive Committee |
|---|
| Thomas P. Gallagher (Chair) |
| De'Ana H. Dow |
| Bradley Griffith |
| Kenneth W. Lozier |
| Kerry L. Melius |

| Audit Committee |
|---|
| Kurt M. Eckert (Chair) |
| De'Ana H. Dow |
| Michael V. Dunn |
| Bradley Griffith |
| Kenneth W. Lozier |

| Regulatory Oversight Committee |
|---|
| De'Ana H. Dow (Chair) |
| Michael V. Dunn |
| Kurt M. Eckert |
| Bradley Griffith |
| Jill E. Sommers |

| Risk Committee |
|---|
| Bradley Griffith (Chair) |
| De'Ana H. Dow |
| Kurt M. Eckert |
| Kenneth W. Lozier |
| Jill E. Sommers |

| Nominations Committee |
|---|
| Bradley Griffith (Chair) |
| Thomas P. Gallagher |
| Kenneth W. Lozier |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

## L. MGEX REAL ESTATE HOLDINGS, LLC

1. *Name*: MGEX Real Estate Holdings, LLC
   *Address*: 400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:   Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 26, 2024.

4.   *Brief description of nature and extent of affiliation*:   MGEX Real Estate Holdings, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.   *Brief description of business or functions*: MGEX Real Estate Holdings, LLC is a holding company for real estate.

6.   *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated February 26, 2024 is attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated March 19, 2024 is attached.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of MGEX Real Estate Holdings, LLC

| Name | Title |
|---|---|
| Lance Emmons | EVP, Chief Financial Officer |
| Barbara Comly | Secretary |
| Layne G. Carlson | Treasurer |
| Ethan Ongstad | Director, Corporate Strategy |

### Directors of MGEX Real Estate Holdings, LLC

| Directors |
|---|
| Thomas P. Gallagher |

10.  *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## M.   MIAX GLOBAL, LLC

1.   *Name*:  MIAX Global, LLC
     *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.   *Form of organization:*  Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 30, 2015.

4.  *Brief description of nature and extent of affiliation:* MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.  *Brief description of business or functions*: MIAX Global focuses on the company's trading, technology and other projects primarily based outside the United States.

6.  *A copy of the constitution:* Not applicable.

7.  *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 25, 2021 is attached.

8.  *A copy of existing by-laws or corresponding rules or instruments:* The Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9.  *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

### Officers of MIAX Global, LLC

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |
| Lance Emmons | Executive Vice President and Chief Financial Officer |
| Gregory A. Wojciechowski | President |

### Directors of MIAX Global, LLC

| Directors |
|---|
| Thomas P. Gallagher |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable.


## N.  MIAX PRODUCTS, LLC

1.  *Name*: MIAX Products, LLC
    *Address*: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.  *Form of organization*: Limited Liability Company.

3.  *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on January 25, 2019.

4. *Brief description of nature and extent of affiliation*: MIAX Products, LLC ("MIAX Products") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Development of financial products.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Articles of Organization dated October 5, 2021 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 5, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of MIAX Products, LLC

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |

### Directors of MIAX Products, LLC

| Directors |
|---|
| Thomas P. Gallagher |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.


## O.   DORMAN TRADING, LLC

1. *Name*: Dorman Trading, LLC
   *Address*: 141 W. Jackson Boulevard, Suite 1900, Chicago, Illinois 60604

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on June 18, 2015.

4. *Brief description of nature and extent of affiliation*: Dorman Trading, LLC ("Dorman Trading") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.    *Brief description of business or functions*: Dorman Trading is a full-service futures commission merchant (FCM) providing execution and clearing services for introducing brokers, retail customers, institutional clients and professional traders on a number of futures exchanges.

6.    *A copy of the constitution*: Not applicable.

7.    *A copy of the articles of incorporation or association including all amendments*: The Articles of Organization dated June 18, 2015 are attached.

8.    *A copy of existing by-laws or corresponding rules or instruments*: The Fourth Amended and Restated Operating Agreement and Bylaws dated October 19, 2022 are attached.

9.    *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of Dorman Trading, LLC.

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Daniel P. Dorman | Senior Vice President, Chief Operating Officer and Assistant Secretary |
| David Dorman | Senior Vice President, Operations |
| Robert Sheeren | Chief Financial Officer |
| Michael Higgins | Chief Compliance Officer |
| Mark Robertson | Vice President, Clearing and Floor Operations |
| Brian Gaffud | Vice President, Director of Business Development |
| Michael Stanton | Vice President, Business Development |
| James Tometz | Vice President, Operations |
| Wesley Chiu | Assistant Chief Financial Officer |
| Barbara J. Comly | Secretary |

### Directors of Dorman Trading, LLC

| Directors |
|---|
| Thomas P. Gallagher (Chair) |
| Robert D. Prunetti |
| Brian Duggan |

10.   *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.

## P.     M 7 HOLDINGS, LLC

1.     *Name*:  M 7 Holdings, LLC
       *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.     *Form of organization*:  Limited Liability Company.

3.     *Name of state, statute under which organized and date of incorporation*:  Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 15, 2022.

4.     *Brief description of nature and extent of affiliation*:  Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 7 Holdings, LLC ("M 7"). LedgerX LLC d/b/a MIAX Derivatives Exchange ("MIAXdx") is a wholly-owned subsidiary of M 7.

5.     *Brief description of business or functions*: M 7 is a holding company for MIAX Derivatives Exchange.

6.     *A copy of the constitution*: Not applicable.

7.     *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated November 15, 2022 is attached.

8.     *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 4, 2024 and Amended and Restated By-Laws dated June 4, 2024 are attached.

9.     *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

       **Officers of M 7 Holdings, LLC**

       | Name | Title |
       | --- | --- |
       | Thomas P. Gallagher | Chairman and Chief Executive Officer |
       | Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
       | Lance Emmons | Executive Vice President and Chief Financial Officer |

       **Directors of M 7 Holdings, LLC**

       | Directors |
       | --- |
       | Thomas P. Gallagher |

10.    *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.

## Q.  LEDGERX LLC D/B/A MIAX DERIVATIVES EXCHANGE

1.  *Name*:  LedgerX LLC d/b/a MIAX Derivatives Exchange ("MIAXdx")
    *Address*:  7 Roszel Road, Suite 1A, Princeton, NJ 08540

2.  *Form of organization*:  Limited Liability Company.

3.  *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on April 8, 2014.

4.  *Brief description of nature and extent of affiliation*:  Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 7 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of MIAXdx.

5.  *Brief description of business or functions*: MIAXdx is a swap execution facility, derivatives clearing organization and designated contract market regulated by the Commodity Futures Trading Commission.

6.  *A copy of the constitution*: Not applicable.

7.  *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated April 8, 2014, is attached.

8.  *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated July 31, 2023, is attached.

9.  *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of MIAX Derivatives Exchange

| Name | Title |
|------|-------|
| Zachary Dexter | Chief Executive Officer |
| Josh Markou | Chief Financial Officer |
| Brian Mulherin | General Counsel |
| Erin Renee Schwartz | Chief Compliance Officer and Chief Regulatory Officer |
| James Outen | Chief Risk Officer and Chief Economist |
| William Bradley | Chief Technology Officer |
| Ryan Scott Mendel | Chief Information Officer |
| Barbara J. Comly | Corporate Secretary |

### Directors of MIAX Derivatives Exchange

| Directors |
|-----------|
| Thomas P. Gallagher (Chair) |
| Bryan Bishop |
| Lindsay L. Burbage |

| Zachary Dexter |
| --- |
| Kurt M. Eckert |
| Jerome Kemp |
| Kenneth Lozier |
| Lisa Moore |
| Robert D. Prunetti |
| Jill Sommers |

### ***Standing Committees of MIAX Derivatives Exchange***

| **Regulatory Oversight Committee** |
| --- |
| Lindsay L. Burbage |
| Jerome Kemp |
| Lisa Moore |
| Jill Sommers |

| **Risk Management Committee** |
| --- |
| Bryan Bishop |
| Zachary Dexter |
| Kurt M. Eckert |
| Thomas P. Gallagher |
| Jerome Kemp |

| **Participant Committee** |
| --- |
| Kurt M. Eckert |
| Zachary Dexter |
| Jerome Kemp |
| Lisa Moore |

| **Nominating Committee** |
| --- |
| Lindsay L. Burbage |
| Kurt M. Eckert |
| Robert D. Prunetti |
| Jill Sommers |

| **Disciplinary Panel** |
| --- |
| Bryan Bishop |
| Kurt M. Eckert |
| Jerome Kemp |
| Jill Sommers |

| **Appeals Committee** |
| --- |
| Lindsay L. Burbage |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## R.    MIH EAST HOLDINGS, LIMITED

1. *Name*:  MIH East Holdings, Limited
   *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*:  Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*:  England and Wales, Companies Act 2006, on March 20, 2023.

4. *Brief description of nature and extent of affiliation*:  MIH East Holdings, Limited ("MIH East") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIH East is a holding company for certain investments.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation dated March 20, 2023, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Articles of Association are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

   **Officers of MIH East Holdings, Limited**

   | Name | Title |
   | --- | --- |
   | Thomas P. Gallagher | Chief Executive Officer |
   | Lance Emmons | Chief Financial Officer |

   **Directors of MIH East Holdings, Limited**

   | Directors |
   | --- |
   | Thomas P. Gallagher |
   | Lance Emmons |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.

## S.  CONVEXITYSHARES, LLC

1.  *Name*:  ConvexityShares, LLC
    *Address*:  7 Roszel Road, Suite 1A, Princeton, NJ 08540

2.  *Form of organization*:  Limited Liability Company.

3.  *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on December 3, 2020.

4.  *Brief description of nature and extent of affiliation*:  M 9 Holdings, LLC, which is wholly-owned by Miami International Holdings, Inc., the applicant's 100% owner, is the owner of 51% of the outstanding membership interests of ConvexityShares, LLC.

5.  *Brief description of business or functions*:  ConvexityShares, LLC was a Sponsor of certain exchange-traded products and a registered Commodity Pool Operator (CPO) and Commodity Trading Advisor (CTA) with the National Futures Association (NFA).  It currently is a non-operational entity.

6.  *A copy of the constitution*: Not applicable.

7.  *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 3, 2020 is attached.

8.  *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Operating Agreement dated February 5, 2021 and First Amendment to Limited Liability Company Operating Agreement dated March 10, 2021 are attached.

9.  *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Managers of ConvexityShares, LLC

| Managers |
| --- |
| M 9 Holdings, LLC |
| T3i US Holdings Inc. |

### Officers of ConvexityShares, LLC

| Name | Title |
| --- | --- |
| Simon Ho | Interim Chief Executive Officer & President |
| Melinda Ho | Treasurer, Chief Financial Officer & Secretary |
| Joseph W. Ferraro III | Interim Chief Compliance Officer |
| Charles Blades | Controller |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.

# STATE OF DELAWARE
# CERTIFICATE OF AMENDMENT
# OF CERTIFICATE OF FORMATION

The undersigned authorized person, desiring to amend the limited liability company formation pursuant to Section 18-202 of the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1.     The name of the limited liability company is_____

MIAX Futures Holdco, LLC                                                         .

2.     The Certificate of Formation of the limited liability company is hereby amended as follows:

1. The name of the limited liability company is MIAX Global Derivatives, LLC.

By:_____
Authorized Person

Name: Barbara J. Comly
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:48 AM 10/04/2024
FILED 09:48 AM 10/04/2024
SR 20243865763 - File Number 3255027

# AMENDED AND RESTATED
## LIMITED LIABILITY COMPANY AGREEMENT
### OF
# MIAX GLOBAL DERIVATIVES, LLC

The undersigned is executing this Amended and Restated Limited Liability Company Agreement (the "Agreement") as of October 4, 2024 for the purpose of forming a limited liability company (the "Company") pursuant to the provisions of the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq., as amended from time to time (the "Act"), and does hereby agree as follows:

1.     **Formation.** A certificate of formation of the Company (the "Certificate") was executed and filed with the Office of the Secretary of State of the State of Delaware on March 12, 2024.

2.     **Name.** The name of the limited liability company shall be **"MIAX Global Derivatives, LLC"**, or such other name as the Member may from time to time hereafter designate.

3.     **Definitions.** Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the Act.

4.     **Purpose.** The Company is formed for the purpose of engaging in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Member deems necessary or advisable in connection with the foregoing.

5.     **Offices.** The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Member may designate from time to time.

The registered office of the Company in the State of Delaware shall be located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801.  The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801.

6.     **Member.**  Miami International Holdings, Inc. is the sole member of the Company (the "Member") holding 100% of the membership interests of the Company. The mailing address of the Member is 7 Roszel Road, Suite 1A, Princeton, NJ 08504.

7.     **Term.** The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the Act and shall continue until the Company is dissolved and its affairs are wound up in accordance with Section 17 of this Agreement and a certificate of cancellation is filed in accordance with the Act.

8. **Board of Directors; Delegation of Authority and Duties.**

(a) Member and Board of Directors. The Member, acting through the Board (defined below), shall manage and control the business and affairs of the Company, and shall possess all rights and powers as provided in the Act and otherwise by law. Except as otherwise expressly provided for herein, the Member hereby consents to the exercise by the Board of all such powers and rights conferred on them by the Act with respect to the management and control of the Company. Notwithstanding the foregoing and except as explicitly set forth in this Agreement, if a vote, consent or approval of the Member is required by the Act or other applicable law with respect to any act to be taken by the Company or matter considered by the Board, the Member agrees that it shall be deemed to have consented to or approved such act or voted on such matter in accordance with a vote of the Board on such act or matter.

(b) Delegation by Board. The Board shall have the power and authority to delegate to one or more other persons the Board's rights and powers to manage and control the business and affairs of the Company, including to delegate to agents and employees of the Member, a Director (as defined below) or the Company (including Officers), and to delegate by a management agreement or another agreement with, or otherwise to, other persons. The Board may authorize any person (including, without limitation, the Member or any Officer or Director) to enter into and perform under any document on behalf of the Company.

(c) Committees. The Board may, from time to time, designate one or more committees, each of which shall be comprised of at least two Directors. Any such committee, to the extent provided in the enabling resolution and until dissolved by the Board, shall have and may exercise any or all of the authority of the Board. At every meeting of any such committee, the presence of a majority of all the representatives thereof shall constitute a quorum, and the affirmative vote of a majority of the representatives present shall be necessary for the adoption of any resolution. The Board may dissolve any committee at any time, unless otherwise provided in this Agreement.

9. **Establishment of Board of Directors.**

(a) Directors. There shall be established a Board of Directors (the "Board") composed of not less than (1) and no more than nine (9) persons as determined from time to time by the Member ("Directors"), each of whom shall be elected by the Member. Any Director may be removed from the Board at any time by the Member. Each Director shall remain in office until his or her death, resignation or removal. In the event of death, resignation or removal of a Director, the party or parties, as applicable, which appointed such Director shall fill the vacancy created. Notwithstanding anything in this Agreement to the contrary, Directors shall not be deemed to be "members" or "managers" (as such terms are defined in the Act) of the Company.

(b) No Individual Authority. No Director has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditures or incur any obligations on behalf of the Company or authorize any of the foregoing, other than acts that are authorized by the Board.

(c) <u>Chairman</u>. The Board shall designate a Director to serve as chairman. The chairman shall, unless a majority of Directors present determine otherwise, preside at all meetings of the Board. If the chairman is absent at any meeting of the Board, a majority of the Directors present shall designate another Director to serve as interim chairman for that meeting.

10.    **Officers**.  The Member may, from time to time as it deems advisable, designate natural persons as officers of the Company (the "Officers") or successor Officers of the Company and assign titles to any such person. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 8 may be revoked at any time by the Member. An Officer may be removed with or without cause at any time by the Member.

11.    **Advisory Committee**.  The Member may appoint any person or persons to act in an advisory capacity to the Company.  Such a group shall be known as the Advisory Committee.

12.    **Capital Contributions**. The Member shall make capital contributions to the Company from time to time, which amounts shall be set forth in the books and records of the Company.

13.    **Transfers of Member Interest**. The Member may sell, assign, pledge or otherwise transfer or encumber (collectively, a "Transfer") any of its Limited Liability Company Interest in the Company to any Person so long as such Transfer is in writing.

14.    **Resignation**.  The Member shall have the right to resign from the Company so long as such resignation is in writing. The provisions hereof with respect to distributions upon resignation are exclusive and no Member shall be entitled to claim any further or different distribution upon resignation under Section 18-604 of the Act or otherwise.

15.    **Allocations and Distributions**. Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Member may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the Member.

16.    **Return of Capital**. The Member has the right to receive any distributions which include a return of all or any part of such Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

17.    **Dissolution**. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under Section 18-801 of the Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership of a Member if (i) at the time of the occurrence of such event there are at least two Members of the Company, or (ii) within ninety (90) days after the occurrence of such

event, all remaining Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in Section 18-804 of the Act.

18. **Amendments**. This Agreement may be amended only upon the written consent of the Member.

19. **Other Business**. The Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

20. **Limited Liability**. The Member shall not have any liability for the debts, obligations or liabilities of the Company except to the extent provided by the Act.

21. **Exculpation; Indemnification**. Neither the Member, the Officers nor any of their respective affiliates or agents (collectively, "Covered Persons") shall be liable to the Company or any other person or entity who has an interest in the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement. To the fullest extent permitted by applicable law, each Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement; provided, however, that any indemnity under this Section 21 shall be provided out of and to the extent of Company assets only, and neither the Member nor the Officer, as applicable, nor any other Covered Person, shall have personal liability on account thereof.

22. **Banking Matters**. The Member and each Officer and any agent or employee of the Company, or other person designated by such Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the

Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

24.     **Amendment**. This Agreement may only be amended by a writing duly signed by the Member.

25.     **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the date first written above.

**MIAMI INTERNATIONAL HOLDINGS, INC.**

By:    /s/ Thomas P. Gallagher
     THOMAS P. GALLAGHER
     Chairman and Chief Executive Officer
     7 Roszel Road, Suite 1A
     Princeton, NJ 08540

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:21 PM 10/02/2024
FILED 03:21 PM 10/02/2024
SR 20243848840 - File Number 4811990

## STATE OF DELAWARE
## RESTATED
## CERTIFICATE OF FORMATION
## OF
## MIAX FUTURES EXCHANGE, LLC

This filing has been executed and filed in accordance with Section 18-208 of the Limited Liability Company Act. This document is being executed for the purpose of restating the original Certificate of Incorporation, filed under Minneapolis Grain Exchange, Inc., on April 15, 2010, converted to a limited liability company, filed under Minneapolis Grain Exchange, LLC, on December 4, 2020, as amended by Certificate of Amendment, filed under MIAX Futures Exchange, LLC, on October 1, 2024, under file number 4811990. There is no discrepancy between the restated and the original certificate of formation, as previously amended or supplemented.

**FIRST:** The name of the limited liability company is **MIAX Futures Exchange, LLC.**

**SECOND:** The address of the registered office of the Company in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of the registered agent at such address is National Registered Agents, Inc.

**IN WITNESS WHEREOF**, the undersigned, an authorized person, has executed this Restated Certificate of Formation on this date of October 3, 2024.

MIAX FUTURES EXCHANGE, LLC

By: Troy McDonald Kane
Signed by:
10D5B0E0DB7C45D...
Troy McDonald Kane
President

# AMENDED AND RESTATED
# LIMITED LIABILITY COMPANY AGREEMENT
# OF
# MIAX FUTURES EXCHANGE, LLC

M 402 Holdings, LLC, a Delaware limited liability company, the sole member (the "LLC Member") of **MIAX Futures Exchange, LLC**, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, et seq. (the "LLC Act"), hereby declares the following to be the Amended and Restated Limited Liability Company Agreement (the "Agreement") of the Company which amends and restates in its entirety the Limited Liability Company Agreement dated December 4, 2020 of the Company.

**Section 1. <u>Formation</u>.** On December 4, 2020, Minneapolis Grain Exchange, Inc., a corporation incorporated under the laws of Delaware on April 15, 2010 (the "Original Corporation"), was converted to a limited liability company in accordance with the Delaware General Corporation Law and the LLC Act by the filing of a Certificate of Conversion and Certificate of Formation of the Company with the Office of the Secretary of State of the State of Delaware. The LLC Member agrees to be bound by and comply with the provisions thereof and hereof.

**Section 2. <u>Name</u>.** The name of the limited liability company shall be "MIAX Futures Exchange, LLC".

**Section 3. <u>Definitions</u>.** Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the LLC Act.

**Section 4. <u>Purpose</u>.** The Company is formed for the purpose of engaging in any lawful business permitted by the LLC Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Board of Directors of the Company (the "Board of Directors") deems necessary or advisable in connection with the foregoing.

**Section 5. <u>Offices</u>.** The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Board of Directors may designate from time to time.

The registered office of the Company in the State of Delaware shall be located at c/o National Registered Agents, Inc., 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall be National Registered Agents, Inc., 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The Board of Directors may from time to time change the registered agent or office by an amendment to the certificate of formation of the Company.

**Section 6.** <u>**LLC Member.**</u> The LLC Member is the sole member of the Company holding 100% of the membership interests of the Company. The name and business or residence address of the LLC Member is M 402 Holdings, LLC, 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540.

**Section 7.** <u>**Term.**</u> The term of the Company commenced on April 15, 2010, the date of incorporation of the Original Corporation as provided in the LLC Act, and shall continue until the Company is dissolved and its affairs are wound up in accordance with Section 15 of this Agreement and a certificate of cancellation is filed in accordance with the LLC Act.

**Section 8.** <u>**Management.**</u>

(a) <u>**Board of Directors.**</u> The business and affairs of the Company shall be managed by or under the direction of a Board of Directors. Each Director is hereby designated as a "manager" within the meaning of the LLC Act. All Directors shall be elected by the LLC Member in the manner described in the Bylaws (as defined below). Each Director shall execute and deliver an instrument accepting such appointment and agreeing to be bound by all the terms and conditions of this Agreement and the Bylaws.

(b) <u>**Powers.**</u> The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. The Board of Directors has the authority to bind the Company.

(c) <u>**Bylaws.**</u> The Company, the LLC Member and the Board of Directors have adopted the Bylaws of the Company, as the same may be amended from time to time in accordance with the terms therein and in this Agreement (the "Bylaws"). Each member of the Board of Directors, each Officer and the LLC Member shall be subject to the express provisions of this Agreement and of the Bylaws. In case of any conflict between the provisions of this Agreement and any provisions of the Bylaws, the provisions of this Agreement shall control.

(d) <u>**Directors as Agents.**</u> To the extent of their powers set forth in this Agreement, the Directors are agents of the Company for the purpose of the Company's business, and the actions of the Directors taken in accordance with such powers set forth in this Agreement shall bind the Company. Notwithstanding the last sentence of Section 18-402 of the LLC Act, except as provided in this Agreement the Bylaws or in a resolution of the Directors, a Director may not bind the Company.

**Section 9.** <u>**Officers.**</u>

(a) <u>**Officers of the Company.**</u> Except as provided herein, the Board of Directors may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "Officers") and assign titles (including, without limitation, Chief Executive Officer, Vice President, Chief Financial Officer, Chief Regulatory Officer, Secretary and Treasurer) to any such person. The Board of Directors may appoint such other Officers and agents as it shall deem necessary or

advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors. The salaries of all Officers and agents of the Company shall be fixed by or in the manner prescribed by the Bylaws. The Officers of the Company shall hold office until their successors are chosen and qualified. Any Officer may be removed at any time, with or without cause, by the Board of Directors. Any vacancy occurring in any office of the Company shall be filed by the Board of Directors.

(b) **Officers as Agents.** The Officers, to the extent of their powers set forth in this Agreement, the Bylaws or otherwise vested in them by action of the Board of Directors not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

(c) **Duties of Board and Officers.** Except to the extent otherwise modified herein, each Director and Officer shall have a fiduciary duty of loyalty and care similar to that of directors and officers of business corporations organized under the General Corporation Law of the State of Delaware.

**Section 10. Limited Liability.** Except as otherwise expressly provided by the LLC Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity), shall be the debts, obligations and liabilities solely of the Company , and neither the LLC Member nor any Director or Officer shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being an LLC Member or Director or Officer of the Company.

**Section 11. Capital Contributions.** The LLC Member has contributed to the Company the amounts set forth in the books and records of the Company.

**Section 12. Allocations and Distributions.** Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Board of Directors may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the LLC Member.

**Section 13. Return of Capital.** The LLC Member has the right to receive any distributions which include a return of all or any part of such LLC Member' s capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the LLC Act.

**Section 14. Books and Records.** The Board of Directors shall keep or cause to be kept complete and accurate books of account and records with respect to the Company's business. The books and records of the Company shall at all times be maintained by the Board of Directors at a location within the United States. The LLC Member and its duly authorized representatives shall have the right to examine the Company books, records and documents during normal business hours. The Company, and the Board of Directors on behalf of the Company, shall not have the right to keep confidential from the LLC Member any information that the Board of Directors would

otherwise be permitted to keep confidential from the LLC Member pursuant to Section 18-305(c) of the LLC Act. The Company's books of account shall be kept using the method of accounting determined by the LLC Member. The Company's independent auditor shall be an independent public accounting firm selected by the Board of Directors.

Section 15.  **Dissolution.** The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under Section 18-801 of the LLC Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership of an LLC Member if (i) at the time of the occurrence of such event there are at least two LLC Members of the Company, or (ii) within ninety (90) days after the occurrence of such event, all remaining LLC Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional LLC Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in Section 18-804 of the LLC Act.

Section 16.  **Other Business.** The LLC Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

Section 17.  **Banking Matters.** The LLC Member and each Officer and any agent or employee of the Company, or other person designated by such LLC Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said LLC Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such LLC Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

Section 18.  **Exculpation and Indemnification.**

(a)      Neither the LLC Member nor any Officer, Director, employee or agent of the Company nor any employee, representative, agent or affiliate of the LLC Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who is bound by this Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a

manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's willful misconduct.

(b)     To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 18 by the Company shall be provided out of and to the extent of Company assets only, and the LLC Member shall not have personal liability on account thereof.

(c)     To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 18.

(d)     A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the LLC Member might properly be paid.

(e)     To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person who is bound by this Agreement for its good faith reliance on the provisions of this Agreement or any approval or authorization granted by the Company or any other Covered Person.

(f)     The foregoing provisions of this Sect ion 18 shall survive any termination of this Agreement and are in addition to any indemnification of Covered Persons provided by any agreement between the Company and a Covered Person, the Bylaws, by statute, or otherwise.

**Section 19.  <u>Assignments.</u>** The LLC Member may assign, in whole or in part, its limited liability company interest in the Company (the "LLC Interest"), subject to any rule filings as maybe required by law. The assignment of the LLC Interest shall entitle the assignee to exercise the rights of the LLC Member of the Company under this Agreement and to enjoy all of the benefits of the LLC Interest.

**Section 20.  Amendments.** This Agreement may be modified, altered, supplemented or amended by a resolution adopted by the Board and a written agreement executed and delivered by the LLC Member.

**Section 21.  Governing Law.** This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the 1st day of October, 2024.


**M 402 HOLDINGS, LLC**


By:    /s/ Thomas P. Gallagher
       Thomas P. Gallagher
       Chairman and Chief Executive Officer



# AMENDED AND RESTATED BYLAWS

OF

**MIAX Futures Exchange, LLC**

**October 1, 2024**



# Table of Contents





# AMENDED AND RESTATED BYLAWS

## OF

## MIAX FUTURES EXCHANGE, LLC

### (a Delaware limited liability company)

These Bylaws have been established as the Bylaws of MIAX Futures Exchange, LLC, a Delaware limited liability company (the "Company" or "Exchange" or "MFE"), pursuant to the Certificate of Formation of the Company, dated as of December 4, 2020, (as amended from time to time, the "Certificate of Formation"), and, together with the Certificate of Formation, constitute the Bylaws of the Company within the meaning of the Delaware Limited Liability Company Act. In the event of any inconsistency between the Certificate of Formation and these Bylaws, the provision of the Certificate of Formation shall control.

## ARTICLE I – DEFINITIONS

### 1.1. DEFINITIONS.

The following are Bylaws of the Company. Bylaws incorporate all defined terms of Chapter 1 of the MFE Rules. MFE Rules are separate from the Bylaws and codify Exchange rules.

## ARTICLE II – BOARD OF DIRECTORS

### 2.1. COMPOSITION OF THE BOARD.

Miami International Holdings, Inc. ("MIH") is the sole member of MIAX Futures Holdco, LLC, which in turn is the sole member of M 402 Holdings, LLC which in turn is the sole member of the Company (the "LLC Member"). The LLC Member has vested the power to manage, operate, and set policies for the Company exclusively in the Board of Directors. The number of Directors constituting the entire Board of Directors shall be a minimum of five (5) Directors elected by the LLC Member, consisting of not less than thirty-five percent (35%) individuals who qualify as Public Directors, and not less than one (1) individual who is a Market Participant. The LLC Member shall designate one of the Directors to serve as Chairperson of the Board and may also designate one (1) or more Vice Chairpersons.

The number of Directors may be fixed from time to time by the LLC Member at any time in its sole and absolute discretion, upon notice to all Directors subject to the minimum number provided for in this Bylaw. No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.

The LLC Member, in its sole discretion, may add, remove, or substitute Board members at any time, provided such action is in accordance with these Bylaws and Rules, including preserving the minimum Public Director threshold stated in this Bylaw 2.1. The LLC Member, it its sole discretion, may remove or substitute the Chairperson and any Vice Chairpersons at any time, provided such action is in accordance with these Bylaws and Rules.

### 2.2. ELECTION OF DIRECTORS: TERMS OF OFFICE.



Each Director shall be elected annually for a term of one (1) year by the LLC Member, unless stated otherwise. Each Director shall hold office until their successor is elected and qualified, or until their death, resignation, substitution, or removal.

## 2.3. POWERS OF THE BOARD.

The Board of Directors is the governing body of the Company and has the power to:

A.  Manage the business, affairs, and property of the Company;

B.  Provide, acquire and maintain suitable Company quarters and facilities;

C.  Review and approve the creation of and all appointments to standing and special committees recommended by the Chairperson;

D.  Review and approve the appointment of a President and Chief Executive Officer;

E.  Review and approve the appointment, titles and responsibilities of all Exchange employees above the level of department head;

F.  Designate and authorize specific appointed officers to act on behalf of the Board to execute contracts within specified limits;

G.  Appoint Counsel to the Board;

H.  Determine the commodities traded, the delivery months, Hours of Trading, the days of the contract month in which delivery may be made, and margin requirements;

I.  Declare any day to be a holiday, during which the Exchange shall not be open for business;

J.  Adopt, amend, or repeal the MFE Charter, Bylaws, and Rules;

K.  Act in emergencies (See **Bylaw 2.4.**);

L.  Delegate any of its powers under these Bylaws to a Committee of the Board, Committee of the Exchange, or to any officer or employees of the Company, provided the delegation is not inconsistent with the Company's Charter, Bylaws, Rules, customs, or usages.

Any authority or discretion by these Bylaws vested in the Chairperson, President, Chief Executive Officer, or other officers or any committee shall not be construed to deprive the Board of such authority or discretion and, in the event of a conflict, the determination of the matter by the Board shall prevail.

## 2.4. EMERGENCY POWERS.

When in the sole discretion of the Exchange an emergency exists, the Exchange shall have the power to:



A.  Close the Exchange;

B.  Suspend trading in any or all Futures or Options Contracts, including trading in settlement of any then existing Futures or Options Contracts;

C.  Prohibit trading in any or all Futures or Options Contracts at prices above or below such limits as are specified by the Exchange;

D.  Limit the total amount of open speculative Futures or Options trades that any Market Participant may have at any one time in any or all commodities, and to increase, decrease or cancel such limitations as the Exchange deems advisable. The Exchange may require such reports and may make such MFE Rules as it deems necessary to enforce such limitations;

   PROVIDED, however, that the establishing of any such limit shall not be deemed to require that total amounts of such trades acquired before the effective date of such limitations be reduced to such limit; and

E.  Take other appropriate emergency action.

If and when the Exchange has acted under the authority granted by this Bylaw, it may adopt such MFE Rules as the Exchange deems necessary and proper and for the best interests of all concerned. Notice of any action taken by the Exchange pursuant to the authority granted by this Bylaw shall be posted on the Exchange's website. Such action shall become effective when, and for such period of time, as determined by the Exchange, but not prior to the time of the posting of notice thereof on the Exchange's website.

## 2.5.  BOARD DELEGATION TO OFFICERS OF THE COMPANY.

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

## 2.6.  VACANCIES.

In the event a Director vacancy occurs on the Board of Directors, the Nominations Committee shall nominate to the LLC Member any number of individuals to fill the vacancy. The individual elected by the LLC Member shall serve the unexpired term of the vacant seat. The process for filling a vacancy will be conducted in accordance with Bylaw 7.9.

## 2.7.  REGULAR MEETINGS

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified by the Board.

## 2.8.  SPECIAL MEETINGS.



Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairperson, President, or Chief Executive Officer, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

### 2.9. VOTING, QUORUM, AND ACTION BY THE BOARD.

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Formation or these Bylaws.

### 2.10. ACTION IN LIEU OF MEETING.

Unless otherwise restricted by statute, the Certificate of Formation, or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all Board members or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

### 2.11. INTERPRETATION OF BYLAWS.

The Board shall have the power to interpret these Bylaws and any interpretation made by it shall be final and conclusive.

### 2.12. PROCEDURE AT MEETINGS.

The Board of Directors may, from time to time, adopt rules, guidelines, or other criteria for its own government and the conduct of its meetings as are not contrary to Delaware Limited Liability Company Act, the Certificate of Formation, Bylaws, or Rules. Except as otherwise specifically provided in the aforementioned authority, meetings of the Board of Directors shall be conducted according to the established practices of Parliamentary Law and, in case of dispute, "Robert's Rules of Order" shall govern.

### 2.13. CHAIRPERSON.

The Chairperson of the Board of Directors shall be the senior officer of the Board and perform the usual duties incident to the office. Unless otherwise specified by Bylaw, the Chairperson shall recommend appointments to all Committees, any special Committees deemed necessary, and the Chairpersons thereof, subject to the approval of the Board. The Chairperson shall preside at all meetings of the Board, unless specified otherwise. The Chairperson shall be a member of the Board of Directors.

### 2.14. VICE CHAIRPERSONS.

Vice Chairpersons may be designated by the Board and shall perform the duties of the Chairperson in the Chairperson's absence or disability, in such order as designated by the Chairperson. The Vice Chairpersons shall be members of the Board of Directors.



## 2.15. ACTING CHAIRPERSONS.

The LLC Member may appoint an acting Chairperson to perform the duties of the Chairperson during the absence or disability of the Chairperson and any Vice Chairpersons. The acting Chairperson shall be a member of the Board of Directors.

## 2.16. APPOINTMENT OF EXCHANGE OFFICERS, OTHER OFFICERS, AND EMPLOYEES.

The Board of Directors shall from time to time elect or appoint Exchange Officers, including a President, Secretary, and Treasurer, as well as other officers, including a Chief Regulatory Officer, Chief Compliance Officer, Chief Risk Officer, and such other officers or employees as in its judgment may be necessary. The Board of Directors may assign any title to any of such other officers or employees as it deems advisable. The Board of Directors may prescribe the duties and fix the compensation of all such officers and employees, and all such officers and employees shall hold office or be employed during the will of the Board of Directors.

## 2.17. EMPLOYMENT OF PROFESSIONAL SERVICES.

The Board of Directors may from time to time employ legal counsel, accountants, auditors or such other professional or special services or help as it may deem necessary.

## 2.18. AFFIRMATIVE OBLIGATION TO NOTIFY COMPANY OF CHANGE IN ELIGIBILITY TO SERVE ON BOARD OF DIRECTORS.

Applicants for and members of the Board of Directors have an affirmative obligation to promptly notify the Company if at any time there is a change in his or her eligibility to serve.

## ARTICLE III – AMENDMENT OF BYLAWS AND RULES

## 3.1. ADOPTION OR AMENDMENT OF BYLAWS AND RULES: PROCEDURE.

The Board of Directors shall have the authority to adopt, amend, or repeal any MFE Bylaw or Rule. The Board may delegate its authority to adopt, amend, or repeal any MFE Bylaw or Rule to a Committee of the Board or to one or more officers or employees of the Company.

## 3.2. ADOPTION OR AMENDMENT OF BYLAWS AND RULES: DATE EFFECTIVE.

Unless specifically provided otherwise by the Board of Directors or its designee, MFE Bylaws and Rules shall become effective as of the first business day following the date that the Company publishes the amendment on its website.

## 3.3. PRODUCT SUSPENSION, DELISTING, AND REMOVAL OF RULES.

The Exchange has the authority to suspend and/or delist a contract or product with no open interest. In conjunction with a suspension or delisting, the Exchange may remove any or all corresponding contract/product rules from the MFE Rulebook. All aforementioned action shall be consistent with the CEA and CFTC Regulations.

## ARTICLE IV – THE LLC MEMBER

## 4.1. ELECTION OF DIRECTORS.



The election of directors shall be held at such place and time as determined by the LLC Member for the purpose of the LLC Member electing Directors of the Board.

### 4.2. SPECIAL MEETINGS.

Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairperson, the Board, the President, or the Chief Executive Officer, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

### 4.3. ACTION IN LIEU OF MEETING.

Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

## ARTICLE V – OFFICERS & FUNCTIONS

### 5.1. PRESIDENT.

The Board may elect a President of the Company. The President shall perform the duties usually incident to the office and such other and special duties as are prescribed by the Board of Directors, or by the Bylaws and Rules. The Board may confer upon the President other responsibilities as warranted.

### 5.2. CHIEF EXECUTIVE OFFICER.

The Board may elect a Chief Executive Officer ("CEO") of the Company. The CEO shall perform the duties usually incident to the office and such other and special duties as are prescribed by the Board of Directors, or by the Bylaws and Rules. The Board may confer upon the CEO other responsibilities as warranted.

### 5.3. SECRETARY.

The Secretary shall perform the duties usually incident to the office and such other and special duties as are prescribed by the Board of Directors, President, CEO, or by the Bylaws and Rules.

### 5.4. PAPERS: SERVICE OF.

Notices, citations and papers of all kinds, requiring service in connection with any of the MFE Bylaws or Rules, shall be served by the Secretary or by such other employee of this Exchange as the Secretary may designate. The affidavit of the person who made the service shall be evidence of the service of such notices of papers.

Whenever, under the MFE Bylaws or Rules, service is required or permitted to be made upon a Person, such service shall be made by delivering a copy or by mailing it to the Person's last known address, postage prepaid. Delivery of a copy means: handing it to the Person; leaving it at the Person's office with a clerk or other person in charge thereof; if there is no one in charge, leaving



it in a conspicuous place therein; or, if the office is closed or the Person to be served has no office, leaving it at the Person's dwelling or usual place of abode with some person of suitable age and discretion then residing therein. Service by mail is complete upon mailing. Service required or permitted to be made, under the MFE Bylaws or Rules, upon an entity shall be made by making such service in the manner as hereinbefore provided on a managing agent of such entity.

### 5.5. TREASURER.

The Treasurer shall perform such duties as prescribed by the Board of Directors, President, CEO, or by the Bylaws and Rules.

### 5.6. ANNUAL FINANCIAL STATEMENT.

The Board of Directors, as soon as possible after the close of the fiscal year of the Company, shall cause to be prepared a full and complete statement of the financial condition of the Company and of its operations for the previous fiscal year.

### 5.7. FINANCING.

The Company shall have the authority to establish fees and charges necessary to meet the financial obligations of the Company. Fees and charges shall be remitted at such times and in such manner as the Company may prescribe.

### 5.8. FUNDS AND SECURITIES OF THE COMPANY.

The funds of the Company shall be deposited in the name of the Exchange in a bank or banks, as designated from time to time by the Board of Directors. Securities and other valuable papers belonging to the Company shall be secured as designated from time to time by the Board of Directors.

### 5.9. EXPENDITURE OF THE FUNDS OF THE COMPANY.

The funds of MFE shall be under the management and control of the Company, and no funds belonging to MFE shall be expended unless such expenditure has been authorized by the Exchange Officers or the Board of Directors.

### 5.10. INVESTMENT OF FUNDS.

The Board of Directors shall monitor the investment of funds belonging to the Company.

### 5.11. BORROWING OF MONEY.

The Board of Directors, on the affirmative vote of at least one half (1/2) of the total number of Directors, permitted under **Bylaw 2.1.**, may borrow money for and on behalf of the Company, for any period of time and on such terms and with such security or mortgage, all as the Board may determine necessary for business purposes.

### 5.12. EXECUTION OF CONTRACTS, SIGNATURES ON PAPERS, CHECKS, ETC.

Except as otherwise specifically provided in this Bylaw, all deeds, mortgages, satisfactions of mortgages, contracts for the conveyance of land, leases, bills payable, promissory notes and



other written promises to pay money, corporate contracts of all kinds, checks and drafts drawn on bank accounts standing in the name of the Company shall be executed or signed in the name of the Company by the President, CEO, or such other officer, director or employee as the Board of Directors shall from time to time designate.

PROVIDED, however, that a check or checks, signed as provided above, to cover the total payroll of the Company for any specified period of time may be deposited to the credit of the Company in a special bank account, which shall be designated as a Payroll Account; checks or drafts drawn on such Payroll Account to cover salaries or wages due to individual officers or employees of the Company may be signed in such manner as the Board of Directors may from time to time direct; and

PROVIDED FURTHER, that contracts for the purchase of supplies and equipment necessary and incident to the usual and ordinary operations of the business of the Company may be executed in the name of the Company in such manner as the Board of Directors may from time to time direct.

Except as otherwise provided by the Bylaws, all other papers and documents of all kinds, including certificates, cards, licenses, etc., shall be executed or signed in the name of the Company in such manner as the Board of Directors shall from time to time direct.

## ARTICLE VI – REGULATORY OFFICERS

### 6.1. CHIEF REGULATORY OFFICER.

The Chief Regulatory Officer shall report to, consult with and provide information to the Regulatory Oversight Committee, and execute any other duties or responsibilities as required by CFTC Regulation 17 CFR Part 38, as amended.

### 6.2. CHIEF COMPLIANCE OFFICER.

The Chief Compliance Officer shall report to the President and CEO and execute the duties and responsibilities required by CFTC Regulation 17 CFR Part 39, as amended.

### 6.3. CHIEF RISK OFFICER.

The Chief Risk Officer shall implement the risk management framework of the Exchange, make recommendations regarding the Exchange's risk management functions, and execute any other duties or responsibilities required by CFTC Regulation 17 CFR Part 39, as amended.

## ARTICLE VII – COMMITTEES

### 7.1. COMMITTEES: REGULATIONS GOVERNING PROCEDURE.

Any Committee may adopt such regulations for its own government and proceedings as are not contrary to the Bylaws or Rules, and which will best promote the objects for which it was established.

### 7.2. COMMITTEES OF THE BOARD OF DIRECTORS.



Committees of the Board of Directors shall be established by the Board as set forth in these Bylaws and shall consist of at least three (3) individuals on the Board. A majority of the Directors of a Committee shall constitute a quorum and a majority of the quorum shall be required to take action. A three-fourths (3/4) supermajority of a quorum of the Board shall be required to remove a Director who was appointed to a Committee. A majority of a quorum of the Board shall be required to revoke actions taken by a Committee. In addition to the enumerated duties and powers, each Committee shall exercise such authority and execute such actions as may be delegated to it by the Board of Directors, or by the Bylaws or Rules.

### 7.3. COMMITTEES OF THE EXCHANGE.

Committees of the Exchange shall be established by Bylaw or Rule and shall consist of at least three (3) individuals. Unless otherwise specified by Bylaw or Rule, a majority of the members of a Committee shall constitute a quorum and a majority of the quorum shall be required to take action. In addition to the duties and powers specified by Bylaw or Rule, Committees of the Exchange shall also have such duties and powers as may be specified by the Board of Directors.

### 7.4. EXECUTIVE COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Executive Committee which shall be composed of at least three (3) Directors, consisting of not less than thirty-five percent (35%) Public Directors. Meetings of the Executive Committee shall be held at such time and place as may be designated by the Executive Committee. The Chairperson of the Board shall be the Chairperson of the Executive Committee and shall have voting privileges.

The Committee shall have the duty and power to act on behalf of the Board of Directors when an emergency exists or when the Board is otherwise unable to reach quorum or convene in a timely manner.

### 7.5. AUDIT COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Audit Committee which shall be composed of at least three (3) Directors elected by the Board of Directors. A majority of the members of the Committee shall be Public Directors.

The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified by the Board: (i) provide oversight over the Company's financial reporting process and the financial information that is provided to the LLC Member and others; (ii) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; and (iii) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations.

### 7.6. RESERVED.

### 7.7. REGULATORY OVERSIGHT COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Regulatory Oversight Committee. It shall be composed of at least three (3) Directors, and all such Directors shall be Public Directors, elected by the Board. The Committee shall have the duties and powers as described and required under Core Principle 16 described in 17 CFR Part 38.



### 7.8. MFE RISK COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the MFE Risk Committee. The Committee shall have the duties and powers as described in internal policies and permitted in applicable CFTC Regulations.

### 7.9. NOMINATIONS COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Nominations Committee which shall be composed of at least three (3) Directors, including the Chairperson of the Board. A majority of the members of the Committee shall be Public Directors. The Nominations Committee shall each be elected on an annual basis by vote of the LLC Member. The chair of the Nominations Committee shall be a Public Director. The Nominations Committee shall identify individuals qualified to serve on the Board. The Nominations Committee shall nominate candidates for election to the Board and all other vacant or new Director positions on the Board, and the LLC Member shall elect Directors from such nominated candidates. The Nominations Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of these Bylaws. The Nominations Committee shall meet in advance of the LLC Member's election of Directors, unless stated otherwise.

### 7.10. MINNEAPOLIS HARD RED SPRING WHEAT COMMITTEE.

There shall be established a Committee of the Exchange to be known as the Minneapolis Hard Red Spring Wheat ("HRSW") Committee. It shall be composed of at least of seven (7) Market Participants of the Exchange.

The Committee shall have the duty and power to review and recommend MFE Rules governing Minneapolis HRSW and other agricultural markets, including but not limited to contract specifications and delivery procedures.

### 7.11. CASH MARKETS COMMITTEE.

There shall be established a Committee of the Exchange to be known as the Cash Markets Committee. It shall be composed of at least seven (7) Market Participants that are employed by entities having cash trading privileges pursuant to MFE Rules.

The Committee shall have the duties and powers to:

A. Review and recommend MFE Rules governing the cash markets.

B. Monitor cash market activity to ensure orderly trading and efficient price discovery.

C. Approve guidelines for reporting of cash market activity to appropriate agencies.

### 7.12. RISK MANAGEMENT COMMITTEE.

There shall be established a Committee of the Exchange to be known as the Risk Management Committee. Its composition shall include representatives of Clearing Members and representatives of customers of Clearing Members. The Committee shall have the duties and



powers as described and required in CFTC Regulations, including but not limited to Core Principle O described in 17 CFR Part 39, and internal policies.

### 7.13. OTHER COMMITTEES, TASK FORCES AND PANELS.

The Board of Directors and the Executive Committee shall each have the authority to establish committees, task forces and panels as necessary for a duration not to extend past the next Annual Election. After election, the new Board of Directors and Executive Committee may re-authorize the committees, task forces and panels.

The composition, qualifications, method of appointment, duties and powers of such committees, task forces and panels shall be determined by the respective Board of Directors and Executive Committee.

Such committees, task forces and panels shall not determine the policies of the Exchange, expend funds or enter into contracts on behalf of the Exchange, or otherwise conduct activities outside the purpose for which they were established, unless such actions are approved by the Board of Directors.

## ARTICLE VIII – DISCIPLINARY COMMITTEE

### 8.1. DISCIPLINARY COMMITTEE: APPOINTMENT.

There shall be established a committee to be known as the Disciplinary Committee, appointed by the Board at the recommendation of the Chief Regulatory Officer and shall be composed of not less than three (3) individuals with knowledge and experience in the financial markets. The chair of the Disciplinary Committee shall be an individual qualified to be a Public Director.

The members of the Disciplinary Committee should be as representative as practicable of the marketplace. Three (3) members of the Disciplinary Committee shall be required to constitute a quorum and must include an individual who meets the qualifications of a Public Director.

### 8.2. DISCIPLINARY COMMITTEE: QUALIFICATIONS OF MEMBERS.

No person shall serve as a member of the Disciplinary Committee when the person or entity with which the person is affiliated has a financial, personal or prejudicial interest or concern in the matter under consideration or action. For the purpose of this Bylaw, at a minimum, a financial, personal or prejudicial interest shall be defined and determined pursuant to **Bylaws 12.8.B.** and **12.8.C.** The other members of the Disciplinary Committee with guidance by the Department of Audits and Investigations shall determine whether any member has a financial, personal or prejudicial interest not addressed by **Bylaws 12.8.B.** and **12.8.C.**

No member may serve on the Disciplinary Committee if he or she has participated in or been involved in adjudicating any other stage of the same proceeding.

### 8.3. DISCIPLINARY COMMITTEE: APPOINTMENT OF ALTERNATES.

If the Disciplinary Committee shall determine that it is improper for any or all of its members to serve during the consideration of and action upon any particular matter, or if any or all of the regular members shall be unable to serve during such consideration and action, the Disciplinary Committee may request the Chief Regulatory Officer to appoint, and the Chief Regulatory Officer



shall appoint, an alternate or alternates to sit throughout the consideration of and action upon such matter. If an alternate is substituting for the individual who meets the qualifications of a Public Director, the alternate must also qualify as a Public Director. When so appointed, any alternate shall, with respect to the consideration of and action upon such particular matter, have all the powers and duties of the regular member for whom the alternate is acting; and such Disciplinary Committee, so constituted and consisting of such alternate or alternates and the remaining regular members of the Disciplinary Committee, if any, shall with respect to the consideration of and action upon such particular matter have all the duties and powers of the regular Disciplinary Committee. During the period that such a Disciplinary Committee appointed with respect to a particular matter is functioning, the regular Disciplinary Committee and the regular members thereof shall continue to have all their usual powers and to perform all their usual duties concerning matters other than that before a Disciplinary Committee appointed with respect to a particular matter.

## 8.4. DISCIPLINARY COMMITTEE: DUTIES AND POWERS.

The Disciplinary Committee shall be charged with the duty and authority:

A.  To prevent manipulation of prices as provided in the CEA.

B.  To review all investigation reports submitted to the Disciplinary Committee by the Department of Audits and Investigations in respect to all matters relating to activity conducted under the jurisdiction of MFE and in respect to alleged violations of the MFE Bylaws or Rules.

C.  To direct the Department of Audits and Investigations to conduct such further investigation in respect to any such report as the Disciplinary Committee deems appropriate or advisable.

D.  To promptly review and determine whether or not any or all charges included in the investigation report submitted to the Disciplinary Committee have, in its opinion, a reasonable foundation in fact.

E.  To dismiss any or all charges included in any investigation report submitted to the Disciplinary Committee that are, in its opinion, without reasonable foundation in fact.

F.  To authorize the issuance of a Notice of Charges against person(s) alleged to have committed such violations if the Disciplinary Committee has found that the investigation report shows a reasonable basis for a violation and that the matter should be adjudicated.

The Disciplinary Committee, in performing its duties, may request any Person or Market Participant to appear before the Disciplinary Committee in its investigations of matters set forth in the investigation report. The Disciplinary Committee may review the dealings and transactions of Persons or Market Participants, and it may examine their books, papers and records pertinent to such review. The Disciplinary Committee may employ such auditors, counsel or other assistants as it may deem necessary, and all expenses incident thereto shall be payable from the funds of the Exchange.



The Disciplinary Committee may invite a representative of the CFTC to attend any or all of its meetings.

In addition to possible violations of the MFE Bylaws or Rules appropriately brought before the Disciplinary Committee pursuant to Paragraph B, above, the Disciplinary Committee also shall review any investigation report concerning a particular course of conduct by a Person or Market Participant which has produced or thereafter, in the opinion of the Disciplinary Committee, would produce a manipulation of prices or cornering of any commodity in violation of the MFE Bylaws or Rules.

No Person or Market Participant shall violate any order of the Disciplinary Committee after having been duly notified thereof. Nothing, however, herein contained shall in any way be construed as superseding the duties and authority that have been vested in the Board of Directors by the MFE Bylaws and Rules. All directives of the Disciplinary Committee pertaining to price manipulations or corners and requiring a market position reduction shall be effective when issued.

No member of the Disciplinary Committee shall publish, divulge or make known in any manner, except when reporting to the Board of Directors or to a committee concerned with such information, or when called upon to testify in any judicial or administrative proceeding, any facts regarding the business of any Person, or any other confidential information that may come to the knowledge of such Disciplinary Committee member in the member's official capacity.

## ARTICLE IX – HEARING COMMITTEE

### 9.1. HEARING COMMITTEE: APPOINTMENT.

There shall be established a committee of the Exchange to be known as the Hearing Committee, appointed by the Board at the recommendation of the Chief Regulatory Officer and shall be composed of not less than three (3) individuals with knowledge and experience in the financial markets. The chair of the Hearing Committee shall be an individual qualified to be a Public Director.

The members of the Hearing Committee should be as representative as practicable of the marketplace. Three (3) members of the Hearing Committee shall be required to constitute a quorum and must include an individual who meets the qualifications of Public Director.

### 9.2. HEARING COMMITTEE: QUALIFICATIONS OF MEMBERS.

No person shall serve as a member of the Hearing Committee when the person or entity with which the person is affiliated has a financial, personal or prejudicial interest or concern in the matter under consideration or action. For the purpose of this Bylaw, at a minimum, a financial, personal or prejudicial interest shall be defined and determined pursuant to **Bylaws 12.8.B.** and **12.8.C.** The other members of the Hearing Committee with guidance by the Department of Audits and Investigations shall determine whether any member has financial, personal or prejudicial interest not addressed by **Bylaws 12.8.B.** and **12.8.C.**

No member may serve on the Hearing Committee if he or she has participated in or been involved in adjudicating any other stage of the same proceeding.

### 9.3. HEARING COMMITTEE: APPOINTMENT OF ALTERNATES.



If the Hearing Committee shall determine that it is improper for any or all of its members to serve during the consideration of and action upon any particular matter, or if any or all of the regular members shall be unable to serve during such consideration and action, the Hearing Committee may request the Chief Regulatory Officer of the Exchange to appoint, and the Chief Regulatory Officer of the Exchange shall appoint, an alternate or alternates to sit throughout the consideration of and action upon such matter. If an alternate is substituting for the individual who meets the qualifications of a Public Director, the alternate must also qualify as a Public Director. When so appointed, any alternate shall, with respect to the consideration of and action upon such particular matter, have all the powers and duties of the regular member for whom the alternate is acting; and such Hearing Committee, so constituted and consisting of such alternate or alternates and the remaining regular members of the Hearing Committee, if any, shall with respect to the consideration of and action upon such particular matter have all the duties and powers of the regular Hearing Committee. During the period that such Hearing Committee appointed with respect to a particular matter is functioning, the regular Hearing Committee and the regular members thereof shall continue to have all their usual powers and to perform all their usual duties concerning matters other than that before a Hearing Committee appointed with respect to a particular matter.

### 9.4. HEARING COMMITTEE: DUTIES AND POWERS.

The Hearing Committee shall be charged with the following duty and authority:

A. To conduct a hearing as authorized pursuant to the MFE Bylaws or Rules.

B. To impose a penalty if the Hearing Committee finds in the affirmative that there has been a violation, or in the alternative, to dismiss the alleged charges if the Hearing Committee finds that there has been no violation.

C. To direct the Department of Audits and Investigations to conduct such further investigation in respect to any such report as the Committee deems appropriate or advisable on a timely basis.

D. In hearings conducted by the Hearing Committee, on a finding by the Hearing Committee that there has been a violation, to assess a penalty against those found guilty. The Hearing Committee may take such action it determines including, but not limited to, issuing a Letter of Reprimand, a suspension from trading, a monetary fine, or expulsion.

E. To summon any Person or Market Participant to appear before the Hearing Committee.

The findings and conclusions of the Hearing Committee, in respect to such matters, shall be final. There is no appeal to the Board of Directors or any other MFE authority.

No member of the Hearing Committee shall publish, divulge or make known in any manner, except when reporting to the Board of Directors or to a committee concerned with such information, or when called upon to testify in any judicial or administrative proceeding, any facts regarding the business of any Person, or any other confidential information that may come to the knowledge of such Hearing Committee member in the member's official capacity.



## ARTICLE X – DEPARTMENTS

### 10.1. CLEARING HOUSE.

There shall be established a Clearing House of the Exchange, which shall supervise the clearing of Futures and Options Contracts initiated, accepted or executed under MFE Rules.

### 10.2. AUDITS AND INVESTIGATIONS.

There shall be established a department of the Exchange that conducts audits and investigations. Such department of the Exchange shall serve as an independent department and shall not include Market Participants whose interests conflict with their audit, investigation or enforcement duties.

The Exchange shall initiate and conduct investigations and audits at the direction of the Chief Regulatory Officer, the Regulatory Oversight Committee and/or the appropriate committee. Such investigations shall be initiated promptly after receipt of a complaint or other indication of possible violation of the MFE Rules.

The Exchange has the authority to collect information and documents on both a routine and non-routine basis, including, but not limited to, the authority to examine books and records kept by any Market Participant or Person under investigation or from whom information or cooperation has been requested. Failure to comply with any request made by the Exchange for information and/or documents may subject the Market Participant or Person under investigation or from whom information or cooperation has been requested to disciplinary procedures of the Exchange or fines pursuant to the MFE Rules.

## ARTICLE XI – TRADING PERMIT PROGRAMS

### 11.1. TRADING PERMIT PROGRAMS.

The Exchange may establish Trading Permit Programs from time to time. The Exchange may make amendments to such programs at any time.

## ARTICLE XII – MISCELLANEOUS

### 12.1. DELIVERY OF DOCUMENTS, PAYMENT, ETC.

The Board of Directors shall have the power from time to time to make MFE Rules (including fixing time of day) governing the rendering and delivery of all orders, notices, and documents of all sorts having to do with or incident to handling or passing title to commodities, and for the payment for commodities, including (but not being limited to) Delivery Notices, deliveries on Futures Contracts and payment therefor, exercise of Options, Load-out Notices, Notices of Reinspection and Appeal, Disposition Orders, Invoices and payment therefor, requests for advances and payment therefor, Bills of Lading, payment for F.O.B. cars, payment of elevator charges, and the giving of disposition on cars purchases or loaded in satisfaction of warehouse receipts.

### 12.2. RESERVED.

### 12.3. RESERVED.



**12.4.  RESERVED.**

**12.5.  FISCAL YEAR.**

The fiscal year of the Company shall be as determined from time to time by the Board.

**12.6.  INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS.**

The Company shall indemnify its directors, officers and committee members against such expenses and liabilities, in such manner, under such circumstances, and to such extent, as required or permitted by Delaware Limited Liability Company Act § 18-108 or as required by other provisions of law.

The Company shall advance expenses in such manner, under such circumstances, and to such extent, as required or permitted Delaware Limited Liability Company Act § 18-108. The provisions of this Section are not intended to limit the ability of any person to receive advances as an insured under any insurance policy maintained by the Company.

The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, committee member or employee against any liability asserted against and incurred by such person in or arising from such capacity, whether or not the Company would otherwise be required to indemnify the person against the liability.

The Company shall also abide by all other controlling provisions of Delaware Limited Liability Company Act § 145.

**12.7.  MEMBERSHIP IN OTHER ASSOCIATIONS: DELEGATES TO MEETINGS.**

At the discretion of the Board of Directors, the Exchange may become a member of other associations or organizations, membership in which in the opinion of said Board will be beneficial to the Exchange. The Board of Directors may appoint delegates or representatives to commercial or deliberative meetings at which it may desire to have the Exchange represented. The Board may, at its discretion, authorize the payment (from the general funds of the Company) of the dues payable to such associations and of the expenses incurred by such delegates or representatives in attending such meetings.

**12.8.  CONFLICTS OF INTEREST.**

A member of the Board of Directors and certain other committees must abstain from deliberating and voting on matters when there is a potential personal or financial conflict of interest. This Bylaw describes how and when the conflict of interest will be determined. Additional and broader conflicts of interest provisions apply to the Disciplinary Committee and the Hearing Committee. (See **Bylaws 8.2.** and **9.2.**)

> A.      Definitions. For purposes of this Bylaw the following definitions shall apply:
>
>> 1.      The term "family relationship" of a person shall mean the person's spouse, former spouse, parent, stepparent, child, stepchild, sibling, stepbrother, stepsister, grandparent, grandchild, uncle, aunt, nephew, niece, or in-law.



2.    The term "governing board" shall mean the Board of Directors, Committees of the Board of Directors and Committees of the Exchange authorized to take action or to recommend the taking of action on behalf of the Company.

3.    The term "member's affiliated firm" shall mean a firm in which the member is an employee or a "principal," as defined in CFTC Regulation 3.1(a).

4.    The term "named party in interest" shall mean a person or entity that is identified by name as a primary subject of any material matter being considered by a governing board.

5.    The term "significant action" shall mean any of the following types of actions or changes that are implemented without the Commission's prior approval:

a.    Any actions or changes which address an "emergency" as defined in CFTC Regulation 1.41(a)(4)(i) through (iv) and (vi) through (viii); and,

b.    Any changes in margin levels that are designed to respond to extraordinary market conditions such as an actual or attempted corner, squeeze, congestion or undue concentration of positions, or that otherwise are likely to have a substantial effect on prices in any contract traded at the Exchange; but shall not include any Bylaw or MFE Rule not submitted for prior CFTC approval because such Bylaw or MFE Rule is unrelated to the terms and conditions of any contract traded at the Exchange.

B.    Named Party in Interest Conflict.

1.    Prohibition. No member of a governing board shall knowingly participate in such body's deliberations or voting in any matter involving a named party in interest where such member: (a) is a named party in interest; (b) is an employer, employee or fellow employee of a named party in interest; (c) is associated with a named party in interest through a broker association; (d) has a family relationship with a named party in interest; or, (e) has any other significant, ongoing business relationship with a named party in interest, excluding relationships limited to executing futures or option transactions opposite each other or to clearing futures or options transactions through the same Clearing Member.

If the member's only relationship with a named party in interest is through a broker association not established for the purpose of sharing profits and losses, then the prohibition shall not apply. Furthermore, if a named party in interest is one or part of a group of similar persons or entities that is the subject for general deliberation and voting, such as approval for regularity or membership, and there is no material issue of dispute involving a named party in interest, then the prohibition shall not apply.

2.    Disclosure. Prior to consideration of any matter involving a named party in interest, each member of the deliberating body who does not choose to abstain from deliberations and voting shall disclose to the Department of



Audits and Investigations whether such member has one of the relationships listed in paragraph B.1. of this Section 12.8 of the Bylaws with a named party in interest.

3.      Procedure and Determination. Company Staff shall determine whether any member of the deliberating body is subject to a conflicts restriction under this paragraph B. Such determination shall be based upon a review of the following information:

      a.      information provided by the member pursuant to paragraph B.2. above, and

      b.      any other source of information that is held by and reasonably available to the Company.

C.      Financial Interest in a Significant Action Conflict.

1.      Prohibition. No member of a governing board shall participate in such body's deliberations and voting on any significant action if such member knowingly has a direct and substantial financial interest in the result of the vote based upon either Exchange or non-Exchange positions that could reasonably be expected to be affected by the significant action under consideration, as determined pursuant to this Bylaw.

2.      Disclosure. Prior to consideration of any significant action, each member of the deliberating body who does not choose to abstain from deliberations and voting shall disclose to the Department of Audits and Investigations position information that is known to such member, with respect to any particular month or months that are under consideration, and any other positions which the deliberating body reasonably expects could be affected by the significant action, as follows:

      a.      gross positions held at the Exchange in the member's personal accounts or "controlled accounts," as defined in CFTC Regulation 1.3(j);

      b.      gross positions held at the Exchange in proprietary accounts, as defined in CFTC Regulation 1.17(b)(3), at the member's affiliated firm;

      c.      gross positions held at the Exchange in accounts in which the member is a principal, as defined in CFTC Regulation 3.1(a);

      d.      net positions held at the Exchange in "customer" accounts, as defined in CFTC Regulation 1.17(b)(2), at the member's affiliated firm; and

      e.      any other types of positions, whether maintained at the Exchange or elsewhere, held in the member's personal accounts or the proprietary accounts of the member's affiliated firm, that reasonably could be affected by the significant action.



3. Procedure and Determination. Company Staff shall determine whether any member of the deliberating body is subject to a conflicts restriction under this paragraph C. based upon a review of the most recent large trader reports and clearing records available to the Company, information provided by the member with respect to positions pursuant to paragraph C.2. of this Bylaw, and any other source of information that is held by and reasonably available to the Company, taking into consideration the exigency of the significant action being contemplated.

D. Deliberation Exemption.

1. Any member of a governing board who would otherwise be required to abstain from deliberations and voting pursuant to paragraph C of this Section 12.8 of the Bylaws may participate in deliberations, but not voting, if the deliberating body, after considering the factors specified below, determines that such participation would be consistent with the public interest; provided, however, that before reaching any such determination the deliberating body shall fully consider the position information specified in paragraph C.2. and C.3. of this Section 12.8 of the Bylaws, which is the basis for such member's substantial financial interest in the significant action that is being contemplated.

2. In making its determination, the deliberating body shall consider;

   a. whether the member's participation in deliberations is necessary to achieve a quorum; and

   b. whether the member has unique or special expertise, knowledge or experience in the matter being considered.

E. Documentation. The minutes of any meeting to which the conflicts determination procedures set forth in this Bylaw apply, shall reflect the following information:

1. the names of all members who attended the meeting in person or who otherwise were present by electronic means;

2. the name of any member who voluntarily recused himself or herself or was required to abstain from deliberations and/or voting on a matter and the reason for the refusal or abstention, if stated; and

3. information on the position information that was reviewed for each member if applicable and available.

## 12.9. NONPUBLIC INFORMATION, EMPLOYEE TRADING PROHIBITION, AND IMPROPER USE OR DISCLOSURE.

For purposes of this Bylaw, "material" and "non-public information" shall be defined by CFTC Regulation 1.59(a).

Employees of the Exchange, as defined by CFTC Regulation 1.59(a), are prohibited from:



A.     Trading, directly or indirectly, in any commodity interest traded on or cleared by the Exchange.

B.     Trading, directly or indirectly, in any commodity interest traded on or cleared by a contract market, swap execution facility, or clearing organization other than the Exchange and in any commodity interest traded on or cleared by a linked exchange if the employee has access to material non-public information concerning such commodity interest.

C.     Disclosing to any other person any material, non-public information which such employee obtains as a result of his or her employment at the Exchange where such employee has or should have a reasonable expectation that the information disclosed may assist another person in trading any commodity interest; provided, however, that this Rule does not prohibit disclosures made in the course of any employee's duties, or disclosures made to another self-regulatory organization, linked exchange, court of competent jurisdiction or representative of any agency or department of the federal or state government acting in his or her official capacity.

No officer, member of the Board of Directors or member of any committee shall use or disclose, for any purpose other than the performance of such person's official duties, material, non-public information obtained as a result of such person's office or participation on the Board of Directors or any committee.

## 12.10.  COMMODITY EXCHANGE ACT RULE.

A.     In order to comply with the CEA and CFTC Regulations, it is hereby provided that the MFE Bylaws and Rules shall be construed with reference to, and shall be subject to and modified by, the provisions of said CEA and CFTC Regulations.

B.     The Exchange shall make and file such reports and keep such books, and records for such a period of time as may be required pursuant to authority set forth in the CEA and CFTC Regulations, including, but not limited to, the authority contained in subdivision (d) of Sec. 5 of the CEA, and shall keep such books and records open to inspection by the CFTC or the United States Department of Justice.

C.     Neither the Exchange, nor any Person shall disseminate any false, misleading, or knowingly inaccurate reports concerning crop or market information or conditions that affect, or tend to affect, the price of any commodity.

D.     No Person shall manipulate, or attempt to manipulate, prices of commodities traded on this Exchange, nor corner, nor attempt to corner, any of such commodities.

E.     Any Person, who or which has been deprived of the privilege of trading in contract markets under subdivision (b) of Sec. 6 of the CEA, shall be refused all privileges of trading on this Exchange for such period of time as specified in the Order of the CFTC against such Person.



> F. No Person shall accept or execute an order from any Person who or which has been deprived of the privilege of trading in contract markets under subdivision (b) of Sec. 6 of the CEA.

## 12.11. DISSEMINATION OF INFORMATION.

Market Participants shall be held to strict account for the reliability and accuracy of the statements and information which they disseminate.

Market Participants must word or phrase all circulars, letters, Reports of Cash Sales, or other information so as to convey an accurate impression as to values of commodities in this market and avoid conveying misinformation or erroneous implications as to such values. Specific values of cash commodities must not be reported in such a way as to create a false impression regarding values generally.

For example, giving a false impression regarding values such as sales of cash commodities of certain test weight, or having some particular characteristic or other factor that contributes to value, must not be reported in such a manner as to convey the impression that all commodities of the same kind and test weight, or having the same particular characteristic or factor, are of equal value.

Market Participants, and their employees, must not directly or indirectly, by innuendo or otherwise, participate in the circulation of any rumors adversely affecting any Person. Only facts capable of substantiation may be reported.

## 12.12. MFE DEFENSE EXPENSES.

Any Market Participant who fails to prevail in a lawsuit or any other type of legal proceeding instituted against MFE or any of its officers, directors, committee members, employees or agents must pay to MFE all reasonable expenses, including attorney's fees, incurred by MFE in the defense of such proceeding.

## 12.13. DISQUALIFIERS TO SERVE ON EXCHANGE DISCIPLINARY COMMITTEES, ARBITRATION PANELS, OR GOVERNING BOARDS UNDER CFTC REGULATION 1.63.

> A. In accordance with CFTC Regulation 1.63(b), as may be amended from time to time, a Person shall be ineligible to serve on Exchange disciplinary committees, arbitration panels or governing boards if such Person:
>
> > 1. Was found within the prior three (3) years by a final decision of a self-regulatory organization, and administrative law judge, a court of competent jurisdiction or the CFTC to have committed a disciplinary offense;
> >
> > 2. Entered into a settlement agreement within the prior three (3) years in which any of the findings or, in the absence of such findings, any of the acts charged included a disciplinary offense;
> >
> > 3. Currently is suspended from trading on any contract market, is suspended or expelled from membership with any self-regulatory organization, is serving any sentence of probation or owes any portion of a fine imposed pursuant to either:



      a.      A finding by a final decision of a self-regulatory organization, an administrative law judge, a court of competent jurisdiction or the CFTC that such person committed a disciplinary offense; or,

      b.      A settlement agreement in which any of the findings or, in the absence of such findings, any of the acts charged included a disciplinary offense.

4.      Currently is subject to an agreement with the CFTC or any self-regulatory organization not to apply for registration with the CFTC or membership in any self-regulatory organization;

5.      Currently is subject to or has had imposed on such Person within the prior three (3) years a CFTC registration revocation or suspension in any capacity for any reason, or has been convicted within the prior three (3) years of any of the felonies listed in section 8a(2)(D)(ii) through (iv) of the CEA;

6.      Currently is subject to a denial, suspension or disqualification from serving on the disciplinary committee, arbitration panel or governing board of any self-regulatory organization as that term is defined in section 3(a)(26) of the Securities Exchange Act of 1934.

B.      The terms "disciplinary committee", "arbitration panel", "disciplinary offense", "final decision", "settlement agreement", and "self-regulatory organization" shall be defined for purposes of paragraph A of this rule in accordance with the definitions detailed in CFTC Regulation 1.63(a).

## 12.14.  DISQUALIFIERS TO SERVE ON EXCHANGE DISCIPLINARY COMMITTEES OR GOVERNING BOARDS UNDER CEA SECTION 8a(2).

A Person shall be ineligible to serve on Exchange disciplinary committees or governing boards if such Person meets any disqualifier listed in Section 8a(2) of the CEA.